sage
GROUP

RECEIVED
2005 JUL 26 P 12:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE



11 July 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

SUPPL

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of Sage Group Limited / Momentum Group Limited's Circular to Sage Shareholders.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely



D.B. GREEN

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Received by: ____________________ Date: ____________________

U:\EElsmore\SEC USA1.doc

Sage Centre Tel (011) 377 5000

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The interpretations and definitions commencing on page 8 apply to this document in its entirety, including this cover page.

Action required

1. This entire document is important and should be read with particular attention to pages 3 to 5 entitled Action Required by Sage Shareholders.
2. If you are in any doubt as to what action you should take, please consult your banker, CSDP, broker, legal adviser, accountant or other professional adviser immediately.
3. If you have disposed of all of your Sage shares, this document should be handed to the purchaser of such shares or the banker, CSDP, broker, legal adviser, accountant or other agent through whom such disposal was effected.





Sage Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623

Momentum Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1904/002186/06)

CIRCULAR TO SAGE SHAREHOLDERS

relating to:

a scheme of arrangement proposed by Business Venture Investments No. 976 (Proprietary) Limited ("BVI 976"), a wholly-owned subsidiary of Momentum, between Sage and its shareholders (other than the excluded parties) in terms of section 311 of the Companies Act, in terms of which BVI 976 will acquire all the shares in the issued share capital of Sage (other than those held by the excluded parties) for an initial payment of 142 cents per Sage share and subsequent payment(s) of up to approximately 33 cents per Sage share;

and incorporating:

- **an explanatory statement which sets out the terms and conditions of the scheme in terms of section 312(1)(a) of the Companies Act (white);**
- **additional information as required by the SRP;**
- **a scheme of arrangement in terms of section 311 of the Companies Act (blue);**
- **the Order of Court convening the scheme meeting;**
- **a notice of scheme meeting;**
- **a form of proxy (pink) for the scheme meeting (for use by certificated shareholders and own-name dematerialised shareholders only); and**
- **a form of surrender and transfer (yellow) for use by certificated shareholders only.**

Financial adviser and transaction sponsor to Sage



Merchant bank to Momentum and BVI 976



RAND MERCHANT BANK
A division of FirstRand Bank Limited

Independent adviser to the Sage board



Corporate Finance (Pty) Ltd
(Registration number 2000/002649/07)

Attorneys to Sage



WERKSMANS
INCORPORATED
(Reg. No. 1990/007215/21)

Attorneys to Momentum and BVI 976



Hofmeyr Herbstein & Gihwala Inc.
Registration number 1997/001523/21

Independent reporting accountants to Sage



Date of issue: 8 July 2005

CORPORATE INFORMATION

Company secretary and registered office of Sage

C S Cant, BL, LLB, LLM, HDipTax
11th Floor, Sage Centre
10 Fraser Street
Johannesburg, 2001
(PO Box 7755, Johannesburg, 2000)

Transfer secretaries to Sage

Computershare Investor Services 2004
(Proprietary) Limited
(Registration number 2004/003647/06)
70 Marshall Street
Johannesburg, 2001
(PO Box 61763, Marshalltown, 2107)
Call centre: 0861 100 634

Financial adviser to Sage

JP Morgan Chase Bank N.A.
Johannesburg Branch
1 Fricker Road
Corner Hurlingham Road
Illovo, 2196
(Private Bag 9936, Sandton, 2146)

Transaction sponsor to Sage

JP Morgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Corner Hurlingham Road
Illovo, 2196
(Private Bag 9936, Sandton, 2146)

Attorneys to Sage

Werksmans Incorporated
(Registration number 1990/007215/21)
155 Fifth Street
Sandown
Sandton, 2196
(Private Bag 10015, Sandton, 2146)

Independent adviser to the Sage board

Grant Thornton Corporate Finance
(Proprietary) Limited
(Registration number 2000/002649/07)
137 Daisy Street, corner Grayston Drive
Sandton, 2196
(Private Bag X28, Benmore, 2010)

Independent reporting accountants to Sage

KPMG Incorporated
(Registration number 1999/021543/21)
KPMG Crescent
85 Empire Road
Parktown, 2193
(Private Bag 9, Parkview, 2122)

Company secretary and registered office of Momentum and BVI 976

F D Jooste, BA, B Proc, MBA, Adv Tax Cert
268 West Avenue
Centurion, 0157
(PO Box 7400, Centurion, 0046)

Merchant bank to Momentum and BVI 976

Rand Merchant Bank
(a division of FirstRand Bank Limited)
(Registration number 1929/001225/06)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Attorneys to Momentum and BVI 976

Hofmeyr Herbstein & Gihwala Incorporated
(Registration number 1997/001523/21)
6 Sandown Valley Crescent
Sandown, 2196
(Private Bag X40, Benmore, 2010)

TABLE OF CONTENTS

The interpretation and definitions commencing on page 8 of this document apply, *mutatis mutandis*, to the following table of contents:

Copies of this document may be obtained from the registered office of Sage and the office of the transfer secretaries of Sage, the addresses of which are set out in the "Corporate information" section of this document.

ACTION REQUIRED BY SAGE SHAREHOLDERS

The interpretations and definitions commencing on page 8 apply, *mutatis mutandis*, to this document in its entirety, including the action required by Sage shareholders set out below.

Please take careful note of the following provisions regarding the action to be taken by Sage shareholders.

If you are in any doubt as to what action to take, consult your banker, CSDP, broker, legal adviser, accountant or other professional adviser immediately.

1. IF YOU HOLD DEMATERIALISED SHARES, OTHER THAN WITH OWN-NAME REGISTRATION:

1.1 Voting at the scheme meeting

1.1.1 If your CSDP or broker has not contacted you, it would be advisable for you to contact your CSDP or broker and furnish them with your voting instructions as to how you wish to cast your vote at the scheme meeting by the date stipulated in the custody agreement entered into between you and your CSDP or broker.

1.1.2 If your CSDP or broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker.

1.1.3 You must **not** complete the attached form of proxy (pink).

1.2 Attendance and representation at the scheme meeting

If you wish to attend the scheme meeting, you must advise your CSDP or broker accordingly and your CSDP or broker will issue you with the necessary Letter of Representation required to attend the scheme meeting.

Unless you advise your CSDP or broker, in accordance with the terms of the custody agreement concluded between you and your CSDP or broker, that you wish to attend the scheme meeting and have been provided with a Letter of Representation from them or instructed them to send their proxy to represent you at the scheme meeting, your CSDP or broker may assume you do not wish to attend the scheme meeting and act in accordance with the mandate between you and your CSDP or broker.

1.3 Attendance at the Court hearing

You are entitled to attend or be represented by counsel at the Court hearing for the sanctioning of the scheme which is expected to be at 10:00 (or as soon as possible thereafter as Counsel may be heard) on Tuesday, 16 August 2005, in the High Court of South Africa (Witwatersrand Local Division), which Court is located at the High Court Building, von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg.

If you wish to attend the Court hearing, you must advise your CSDP or broker accordingly and your CSDP or broker will issue you with the necessary Letter of Representation to attend the Court hearing.

Unless you advise your CSDP or broker, in accordance with the terms of the custody agreement concluded between you and your CSDP or broker, that you wish to attend the Court hearing and you have been provided with a Letter of Representation, your CSDP or broker may assume you do not wish to attend the Court hearing.

1.4 Surrender of documents of title

Dematerialised shareholders do **not** have to surrender any documents of title.

1.5 **Scheme consideration**

Upon the scheme becoming operative, the initial payment of the scheme consideration will be transferred to your CSDP or broker and thereafter your account with your CSDP or broker will be credited with the initial payment of the scheme consideration. Scheme participants will have their accounts held at their CSDP or broker credited with any and all of the subsequent payment(s), if any, on the subsequent payment date(s).

2. IF YOU HOLD CERTIFICATED SHARES

2.1 **Voting, attendance and representation at the scheme meeting**

2.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

2.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy (pink) in accordance with the instructions it contains and by returning it to the transfer secretaries, to be received by them by no later than 12:00 on Friday, 29 July 2005. Forms of proxy may also be handed to the chairman of the scheme meeting up to ten minutes before the scheme meeting is due to commence.

2.2 **Attendance at the Court hearing**

You are entitled to appear or to be represented by counsel at the Court hearing for the sanctioning of the scheme which is expected to be at 10:00, or as soon thereafter as counsel may be heard, on Tuesday, 16 August 2005 in the High Court of South Africa (Witwatersrand Local Division), which Court is located at the High Court Building, von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg.

2.3 **Surrender of documents of title**

Certificated shareholders who wish to surrender their documents of title in anticipation of the scheme becoming operative should complete the attached form of surrender and transfer (yellow) and return it, together with the documents of title for all their scheme shares, to the transfer secretaries.

The attention of certificated shareholders is drawn to the fact that if they surrender their document(s) of title in respect of their scheme shares in advance, they will be unable to dematerialise and/or trade in those scheme shares on the JSE from the date of surrender. However, the right to attend and vote at the scheme meeting will remain unaffected. Certificated scheme participants must surrender their documents of title in respect of their scheme shares in order to claim the initial payment of the scheme consideration.

2.4 **Scheme consideration**

2.4.1 If the scheme becomes operative and if the attached form of surrender and transfer (yellow) together with the relevant document(s) of title have been properly surrendered to the transfer secretaries –

2.4.1.1 by not later than the consideration record date, the initial payment of the scheme consideration will be made to such scheme participants within five business days of the operative date; or

2.4.1.2 after the consideration record date, the initial payment of the scheme consideration will be posted to such scheme participants within five business days of the date of receipt of the form of surrender and transfer (yellow) together with the relevant document(s) of title by the transfer secretaries.

2.4.2 If the scheme becomes operative, any and all subsequent payment(s) will be posted to scheme participants who have delivered the attached form of surrender and transfer (yellow) together with the relevant document(s) of title to the transfer secretaries on or before the relevant subsequent payment date, on or within five business days of the relevant subsequent payment date. The subsequent payment(s) to scheme participants whose form of surrender and transfer (yellow) together with the relevant document(s) of title were not received by the transfer secretaries on or before the relevant subsequent payment date, will

be made to such scheme participants within five business days after the date of receipt of the form of surrender and transfer (yellow) together with the relevant document(s) of title by the transfer secretaries.

2.4.3 If the scheme does not become operative, any documents of title surrendered will be returned within five business days after it becomes known that the scheme will not become operative, by registered post, to the registered address, at the risk of the shareholder concerned.

3. **IF YOU ARE AN OWN-NAME DEMATERIALISED SHAREHOLDER, PARAGRAPHS 1.4, 2.1 AND 2.2 APPLY TO YOU.**

4. **GENERAL**

4.1 **If you wish to dematerialise or certificate your shares, please contact your broker or CSDP. You do not need to dematerialise your shares to receive the scheme consideration.**

4.2 **Shareholders are advised to consult their relevant professional advisers about their personal tax positions regarding the receipt of the scheme consideration, particularly having regard to the initial payment and subsequent payment(s).**

4.3 **If you have disposed of all of your shares, this document should be handed to the purchaser of such shares or the banker, CSDP, broker, legal adviser, accountant or other agent who disposed of your shares for you.**

4.4 **Shareholders are advised that no dematerialisation or rematerialisation of shares will take place after Friday, 19 August 2005.**

4.5 **If documents of title relating to any scheme shares to be surrendered are lost or destroyed, certificated scheme participants should nevertheless return the attached form of surrender and transfer (yellow) duly signed and completed to the transfer secretaries, together with an indemnity form which is obtainable from the transfer secretaries.**

4.6 **Sage and BVI 976 may dispense with the surrender of documents of title upon production of evidence satisfactory to Sage and BVI 976 that the documents of title relating to the scheme shares in question have been lost or destroyed and upon provision of a suitable indemnity on terms satisfactory to them.**

SALIENT DATES AND TIMES

The definitions and interpretations commencing on page 8 of this document apply, *mutatis mutandis*, to the salient dates and times set out below:

	2005
Notice of scheme meeting published in the South African press on	Friday, 8 July
Last day to trade in Sage shares on the JSE in order to be recorded on the register to vote at the scheme meeting, by the close of trade on the JSE (refer Note 2 below) on	Thursday, 21 July
Record date to vote at the scheme meeting on	Thursday, 28 July
Last day to lodge form of proxy (pink) for the scheme meeting (refer Note 5 below) (for use by certificated and own-name dematerialised shareholders) by 12:00 on	Friday, 29 July
Scheme meeting to be held at 12:00 on	Tuesday, 2 August
Results of the scheme meeting released on SENS on	Tuesday, 2 August
Results of scheme meeting published in the South African press on	Wednesday, 3 August
Court hearing to sanction the scheme expected at 10:00 (or as soon thereafter as counsel may be heard) on	Tuesday, 16 August
If the scheme is sanctioned and implemented:	
Order of Court sanctioning the scheme registered by the Registrar on or about	Thursday, 18 August
Fulfilment of conditions precedent anticipated to be released on SENS on	Thursday, 18 August
Fulfilment of conditions precedent anticipated to be published in the South African press on	Friday, 19 August
Expected last day to trade in Sage shares on the JSE in order to be recorded on the register on the consideration record date on	Friday, 19 August
Expected suspension of listing of Sage shares on the JSE at the commencement of trade on the JSE on	Monday, 22 August
Expected consideration record date for the scheme on which shareholders must be recorded as such in the register to receive the initial payment and possible subsequent payment(s) of the scheme consideration by 17:00 on	Friday, 26 August
Expected operative date of the scheme at the commencement of trading on the JSE on	Monday, 29 August
Initial payment expected to be transferred electronically or posted to certificated scheme participants (if documents of title are received on or prior to the operative date) on or about	Monday, 29 August
or, failing receipt of documents of title on or before the operative date, within five business days of receipt thereof by the transfer secretaries. Dematerialised scheme participants expected to have their accounts held at their CSDP or broker credited and updated with the initial payment on	Monday, 29 August
Expected termination of listing of Sage's shares on the JSE at the commencement of trade on the JSE on	Tuesday, 30 August

Upon the scheme becoming operative, dematerialised scheme participants will have their shareholdings transferred to BVI 976 and the initial payment of the scheme consideration credited to them in terms of the custody agreement entered into between such scheme participants and their CSDP or broker. The initial payment of the scheme consideration is expected to be paid to the accounts of the shareholders or their CSDP or broker on Monday, 29 August 2005. Certificated scheme participants who have surrendered their document(s) of title on or before Friday, 26 August 2005 will have the initial payment of the scheme consideration transferred to them electronically or posted to them (at their election) on or about Monday, 29 August 2005. Certificated scheme participants who have not surrendered their document(s) of title on or before Friday, 26 August 2005 will have the scheme consideration posted within five business days of receipt of their document(s) of title by the transfer secretaries.

Notes:

1. The above dates and times are subject to change. Any variation of the above dates and times, as may be approved by the SRP, the JSE and/or the Court, will be released on SENS and published in the South African press.
2. Shareholders should note that, as trade in Sage shares on the JSE is settled through STRATE, settlement for trade takes place five business days after such trade. Therefore, shareholders who acquire Sage shares on the JSE after Thursday, 21 July 2005 will not be eligible to vote at the scheme meeting.
3. Dematerialised scheme members, other than own-name dematerialised scheme members, must provide their CSDP or broker with their instructions for voting at the scheme meeting by the cut-off time and date advised by the CSDP or broker for instructions of this nature.
4. No dematerialisation or rematerialisation of Sage shares may take place after Friday, 19 August 2005.
5. Forms of proxy (pink) for the scheme meeting may also be handed to the chairman of the scheme meeting by not later than ten minutes before the commencement of the scheme meeting.

INTERPRETATIONS AND DEFINITIONS

In this document, unless the context indicates otherwise:
- reference to the singular includes the plural and *vice versa*;
- words denoting one gender include the others;
- words and expressions denoting natural persons include legal persons and associations of persons; and
- the words and expressions in the first column have the meanings stated opposite them in the second column.

"affiliate"	a subsidiary or holding company of another company;
"board"	the board of directors of Sage, the members of which are listed on page 16 of this document;
"business day"	any day other than a Saturday, Sunday or a public holiday in South Africa;
"BVI 976"	Business Venture Investments No. 976 (Proprietary) Limited (registration number 2005/008702/07), a private company incorporated in South Africa and a wholly-owned subsidiary of Momentum;
"broker"	any person registered as a "broking member" "equities" in terms of the Rules of the JSE in accordance with the provisions of the Securities Services Act, 2004 (Act 36 of 2004), as amended;
"cents"	South African cents in the official currency of South Africa;
"certificated scheme members"	certificated shareholders, other than the excluded parties, recorded on the register on the voting record date and who are therefore entitled to vote at the scheme meeting;
"certificated scheme participants"	certificated shareholders, other than the excluded parties, recorded on the register on the consideration record date and who are therefore entitled to receive the scheme consideration;
"certificated shareholders"	Sage shareholders holding certificated shares;
"certificated shares"	shares that have not been dematerialised, the title to which is evidenced by a share certificate or other document of title;
"CGT"	Capital Gains Tax, as levied in terms of the Eighth Schedule to the Income Tax Act;
"Code"	the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP, issued pursuant to the Companies Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"conditions precedent"	conditions precedent as set out in paragraph 5 of the scheme;
"consideration record date"	the date on which a Sage shareholder must be recorded on the register to receive the scheme consideration, being the close of business on the Friday (or if that Friday is not a business day, the immediate preceding business day) at least five business days following the date upon which the scheme becomes unconditional and binding, which date is expected to be Friday, 26 August 2005;

"Court"	the High Court of South Africa (Witwatersrand Local Division), which Court is located at the High Court Building, von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg;
"CSDP"	a Central Securities Depository Participant, a participant as defined in section I of the Securities Services Act, 2004 (Act 36 of 2004);
"dematerialisation" or "dematerialised"	the process by which certificated shares are converted into electronic form as dematerialised shares and recorded in the sub-register of shareholders maintained by a CSDP;
"dematerialised shareholders"	Sage shareholders holding dematerialised shares;
"dematerialised shares"	Sage shares which have been dematerialised;
"dematerialised scheme members"	dematerialised shareholders, other than the excluded parties, recorded on the register on the voting record date and who are therefore entitled to vote at the scheme meeting;
"dematerialised scheme participants"	dematerialised shareholders, other than the excluded parties, recorded on the sub-register on the consideration record date and who are therefore entitled to receive the scheme consideration;
"document"	this bound document, dated 8 July 2005, relating to the scheme and incorporating the explanatory statement, the scheme (blue), the Order of Court convening the scheme and the notice of scheme meeting (together with form of proxy (pink) and the form of surrender and transfer (yellow));
"documents of title"	certificated shares in the form of a valid share certificate(s), certified transfer deed(s), balance receipt(s), or any other document(s) of title acceptable to Sage and BVI 976 in respect of Sage's shares;
"emigrant"	any emigrant from the common monetary area whose address is outside the common monetary area;
"escrow accounts"	the trust accounts comprising the Sage Life escrow account, the SIF escrow account and the SHL escrow account which are to be managed by the escrow agent in accordance with the provisions of the escrow agreement;
"escrow agent"	Hofmeyr Herbstein & Gihwala Incorporated (registration number 1997/001523/21);
"escrow agreement"	the escrow agreement entered into between Sage, Momentum, BVI 976, Absa Group Limited, the Funds and the escrow agent on 21 June 2005, recording the terms and conditions upon which the escrow amount is to be dealt with;
"escrow amount"	the aggregate amount of R120 million which will be deposited with the escrow agent and will be held in the escrow accounts in respect of the tax matters;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, made in terms of section 9 of the Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
"excluded parties"	the trustees for the time being of the Sage Group Limited Executive Share Trust and the Sage Share Purchase Incentive Trust;

"explanatory statement"	the explanatory statement in terms of sections 312(1)(a)(i) to (iii) of the Companies Act relating to the scheme;
"finally resolved"	in respect of each tax matter – (i) the final determination of all liabilities of Sage Life, SIF or SHL, as the case may be, in respect of the relevant tax matter under the Income Tax Act; or (ii) if Sage Life, SIF or SHL, as the case may be, has no actual exposure in relation to any liabilities or obligations arising from or which relate to any of the tax matters; or (iii) if Sage Life, SIF or SHL, as the case may be, cease to exist;
"Funds"	collectively, MEPF and Sentinel;
"Grant Thornton Corporate Finance"	Grant Thornton Corporate Finance (Proprietary) Limited (registration number 2000/002649/07), in its capacity as independent adviser to the board regarding the fairness and reasonableness of the terms of the scheme and the scheme consideration;
"group" or "Sage group"	Sage and all of its subsidiaries;
"Income Tax Act"	the Income Tax Act, 1962 (Act 58 of 1962), as amended;
"initial payment"	the initial payment of 142 cents per scheme share to be paid to the scheme participants on the operative date;
"independent reporting accountants"	KPMG Inc (registration number 1999/021543/21);
"JSE"	JSE Limited;
"last practicable date"	Monday, 4 July 2005, being the last practicable date prior to the finalisation of this document;
"MEPF"	Mine Employees Pension Fund, a pension fund duly registered in terms of the Pension Funds Act, 1956 (Act 24 of 1956);
"Momentum"	Momentum Group Limited (registration number 1904/002186/06), a public company incorporated in South Africa;
"operative date"	the business day immediately following the consideration record date, which date is expected to be Monday, 29 August 2005;
"own-name dematerialised scheme members"	own-name dematerialised shareholders who are registered in the register on the voting record date and are therefore entitled to vote at the scheme meeting;
"own-name dematerialised shareholders"	dematerialised shareholders who have own-name registration;
"own-name registration"	the registration of dematerialised shares in the name of the beneficial owner thereof (as opposed to in the name of a nominee of a CSDP) in the sub-register;
"press" or "South African press"	the South African newspapers Business Day, Sake and Business Report;
"Rand" or "R"	South African Rand, the official currency of South Africa;

"Rand Merchant Bank"	Rand Merchant Bank, a division of FirstRand Bank Limited (registration number 1929/001225/06);
"register"	the register of certificated shareholders maintained by the transfer secretaries and the sub-register of dematerialised shareholders maintained by the relevant CSDPs;
"Registrar"	the Registrar of Companies;
"restricted period"	the six-month period prior to the last practicable date;
"Sage" or "the company"	Sage Group Limited (registration number 1970/010541/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"Sage Life"	Sage Life Limited (registration number 1964/004354/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Sage;
"Sage Life designated date"	the fifth business day after the earliest of – (i) the date upon which – (a) the Sage Life tax matter is finally resolved; or (b) Absa Group Limited, the Funds and Momentum have confirmed in writing to one another (acting reasonably and in good faith) that the Sage Life tax matter has been resolved to their satisfaction; or (c) SARS has issued a revised tax assessment in respect of Sage Life's financial year ended on 31 March 2001 and tax assessments in respect of Sage Life's financial years ended on 31 March 2002, 31 December 2002 (nine months), 31 December 2003 and 31 December 2004, provided that prior to or contemporaneously with the issuing of a revised assessment in respect of Sage Life's financial year ended on 31 March 2001 and with the issuing of any of the aforementioned tax assessments, SARS issues a letter to Sage Life substantially in the form agreed upon between them; and (ii) if the Sage Life tax matter is not legally contested, the fourth anniversary of the operative date;
"Sage Life escrow account"	the account in which the Sage Life escrow amount is to be held;
"Sage Life escrow amount"	an amount of R85 000 000 to be held in escrow in respect of the Sage Life tax matter;
"Sage Life subsequent payment"	the amount, if any, remaining in the Sage Life escrow account after payment of: (i) all costs validly incurred in terms of the escrow agreement and (ii) any finally determined liability of Sage Life to SARS pursuant to the Sage Life tax matter;
"Sage Life tax matter"	the potential tax liability (including interest and penalties) of Sage Life in respect of that portion of the normal tax payable by Sage Life, in respect of the 2001 to 2004 years of assessment, over and above the amount of R16 000 000 accrued in the audited financial statements of Sage Life at 31 December 2004, which is directly attributable to the computation of the expenses deductible in terms of sections 29A(11)(a), 29A(12), 29A(13) and 29A(14) of the Income Tax Act;

"SARS"	the South African Revenue Service;
"scheme" or "scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act, proposed by BVI 976 between Sage and its shareholders, other than the excluded parties, details of which are contained in this document, in terms of which BVI 976 shall, if the scheme becomes operative, acquire the scheme shares in exchange for the scheme consideration, subject to any modification or amendment to which BVI 976 and Sage agree in writing and which is sanctioned by the Court;
"scheme consideration"	the amount of R634 446 487.78 payable by BVI 976 to the scheme participants, consisting of an initial payment of 142 cents per Sage share and subsequent payment(s), if any, of up to an approximate aggregate amount of 33 cents per scheme share (excluding any interest payable on the subsequent payment(s));
"scheme meeting"	the meeting of scheme members convened pursuant to the Order of Court convening the scheme meeting to be held at 12:00 on Tuesday, 2 August 2005, at 12th Floor, Sage Centre, 10 Fraser Street, Johannesburg, 2001, or any adjournment thereof (the time and date of any such adjournment will be released on SENS and published in the South African press), at which meeting scheme members will consider and vote on the scheme, the notice of which is attached to and forms part of this document;
"scheme members"	collectively, certificated scheme members and dematerialised scheme members;
"scheme participants"	collectively, certificated scheme participants and dematerialised scheme participants;
"scheme shares"	all shares held by scheme participants on the consideration record date;
"SENS"	the Securities Exchange News Service of the JSE;
"Sentinel"	the Sentinel Mining Industry Retirement Fund (formerly Mine Officials Pension Fund), a pension fund duly registered in terms of the Pension Funds Act,1956 (Act 24 of 1956);
"shareholders"	the holders of Sage shares;
"share scheme shares"	4 799 815 Sage shares held by the excluded parties;
"shares" or "Sage shares"	ordinary shares of one cent each in the share capital of Sage;
"SHL"	Sage Holdings Limited (registration number 1968/014799/06);
"SHL designated date"	the fifth business day after the earliest of – (i) the date upon which – (a) the SHL tax matter has been finally resolved; or (b) Absa Group Limited, the Funds and Momentum have confirmed in writing to one another (acting reasonably and in good faith) that the SHL tax matter has been resolved to their satisfaction; and (ii) if the SHL tax matter is not legally contested, the fourth anniversary of the operative date;
"SHL escrow account"	the account in which the SHL escrow amount is to be held;

"SHL escrow amount"	an amount of R15 000 000 to be held in escrow in respect of the SHL tax matter;
"SHL subsequent payment"	the amount, if any, remaining in the SHL escrow account after payment of: (i) all costs validly incurred in terms of the escrow agreement and (ii) any finally determined liability of SHL to SARS pursuant to the SHL tax matter;
"SHL tax matter"	the extent to which SHL is liable for normal tax (including interest and penalties) on – (i) interest received by SHL up to and including 30 June 1997 from any person who is not a resident of South Africa, including without limiting the generality of the aforegoing, interest received from the Sage Discretionary Trust, a trust formed under the laws of Jersey and in respect of which Absa Trust Company (Jersey) Limited was the trustee; and (ii) any exchange difference, in terms of section 24I of the Income Tax Act, on any debt owing by any person who is not a resident of South Africa including from the Sage Discretionary Trust, a trust formed under the laws of Jersey and in respect of which Absa Trust Company (Jersey) Limited was the trustee; and (iii) in an amount in excess of that already accrued in the books of account of SHL at the signature date of the escrow agreement, being an amount of R1 145 392;
"SIF"	Sage International Finance Limited (registration number 430724), a company organised under the laws of the British Virgin Islands;
"SIF designated date"	the fifth business day after the earliest of – (i) the date upon which – (a) the SIF tax matter has been finally resolved; or (b) Absa Group Limited, the Funds and Momentum have confirmed in writing to one another (acting reasonably and in good faith) that the SIF tax matter has been resolved to their satisfaction; and (ii) if the SIF tax matter is not legally contested, the fourth anniversary of the operative date;
"SIF escrow account"	the account in which the SIF escrow amount is to be held;
"SIF escrow amount"	an amount of R20 000 000 to be held in escrow in respect of the SIF tax matter;
"SIF subsequent payment"	the amount, if any, remaining in the SIF escrow account after payment of: (i) all costs validly incurred in terms of the escrow agreement and (ii) any finally determined liability of SIF to SARS pursuant to the SIF tax matter;
"SIF tax matter"	the extent to which SIF is subject to any normal tax (including interest and penalties) on any amount other than any amount to which, for the purposes of determining SIF's taxable income, the provisions of section 24J and the Eighth Schedule to the Income Tax Act apply;
"South Africa"	the Republic of South Africa;
"SRP"	the Securities Regulation Panel established in terms of section 440B of the Companies Act;

"STRATE"	STRATE Limited (registration number 1998/022242/06), a public company incorporated in South Africa and which is the registered central securities depository responsible for the electronic custody and settlement system used by the JSE;
"sub-register"	the record of uncertificated securities administered and maintained by a CSDP and which forms part of the company's register of members;
"subsidiary"	a subsidiary company as defined in section 1(3) of the Companies Act;
"subsequent payment(s)"	means the SIF subsequent payment, the Sage Life subsequent payment and the SHL subsequent payment;
"subsequent payment date(s)"	as soon as reasonably possible after the release of the relevant subsequent payment(s) in terms of the escrow agreement;
"tax matters"	collectively, the Sage Life tax matter, the SIF tax matter and the SHL tax matter;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/07) whose address is 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107);
"VAT"	value-added tax payable in terms of the VAT Act;
"VAT Act"	the Value-Added Tax Act, 1991 (Act 91 of 1991), as amended; and
"voting record date"	the date upon which a Sage shareholder must be recorded on the register to be entitled to vote at the scheme meeting, being the close of business five business days following the last day to trade in Sage shares in order to be recorded in the register as a Sage shareholder on the record date for voting, which record date for voting is expected to be the close of trade on the JSE on Thursday, 28 July 2005.

SUMMARY

BVI 976, a wholly-owned subsidiary of Momentum, is proposing a scheme of arrangement between Sage and its shareholders, other than the excluded parties, in terms of which BVI 976 will, if the scheme becomes operative, acquire all of the issued Sage shares, other than the shares held by the excluded parties, for the scheme consideration.

The scheme is set out in the blue pages of this document.

Should the scheme be implemented, scheme participants will receive the initial payment on the operative date and subsequent payment(s) (if any) on the subsequent payment date(s).

Also contained in this document is the explanatory statement in terms of sections 312(1)(a)(i) to (iii) of the Companies Act, applicable to the scheme. The explanatory statement sets out, among other things, the effect of the scheme.

The further information that is contained in the annexures to this document is required by the SRP and serves as background information to assist shareholders in deciding on the appropriate action to take.

This includes:

- financial information relating to Sage;
- independent reporting accountants' report on the *pro forma* financial effects of the scheme;
- price history of Sage shares on the JSE;
- independent opinion of Grant Thornton Corporate Finance; and
- Exchange Control Regulations.



Sage Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623

EXPLANATORY STATEMENT

in terms of section 312(1)(a) of the Companies Act explaining the reasons for and effect and procedures of, the scheme including a valuation statement and a statement of directors' interests and further information required by the SRP

Directors of Sage

D C Cronjé* *(Chairman)*
M P Adonisi*
M A Barnes*
J P Davies *(Acting group chief executive)*
B M Ilsley*
L Kaplan *(Group financial director)*
H L Shill*
A F van Biljon*
C L van Wyk*
T van Wyk*
F J Visser*

* Non-executive

This explanatory statement sets out the reasons for, and the effects and procedures of, the scheme and does not constitute the scheme itself. The scheme is set out in full in the blue section commencing on page 39 of this document. For a full understanding of the detailed legal terms and conditions of the scheme, this document should be read in its complete form.

The purpose of this document is to provide shareholders with all the information pertinent to the scheme in accordance with the requirements of the SRP, the JSE and the Companies Act. In this respect, and for ease of reference, it should be noted that –

- the explanatory statement deals with the reasons for, and effects and procedures of, the scheme and contains a recommendation from the Sage board to shareholders to vote in favour of the scheme;
- historical financial information relating to Sage is provided in Annexure 1;
- the independent reporting accountants' report on the pro forma financial effects of the scheme on Sage shareholders is contained in Annexure 2;
- the trading price history of Sage shares on the JSE is contained in Annexure 3;
- the opinion letter from Grant Thornton Corporate Finance in its capacity as independent adviser to the board is contained in Annexure 4;
- a summary of the relevant Exchange Control Regulations is contained in Annexure 5;
- the scheme, commencing on page 39, sets out the terms and conditions of the scheme.

PART 1: EFFECT OF THE SCHEME (section 312(1)(a)(i) of the Companies Act)

1. INTRODUCTION

In an announcement released on SENS on 20 May 2005, shareholders were advised that Momentum had submitted an offer to the board to acquire, through a subsidiary, all the issued shares in Sage, other than the shares held by the excluded parties.

Accordingly, BVI 976, a wholly-owned subsidiary of Momentum, is proposing a scheme of arrangement in terms of section 311 of the Companies Act between Sage and its shareholders, other than the excluded parties. If the scheme is implemented, scheme participants will receive the initial payment on the operative date and any subsequent payment(s) on the subsequent payment date(s).

On implementation of the scheme, Sage's listing on the JSE will be terminated.

2. RATIONALE FOR THE SCHEME

During the 1990s Sage embarked on an international expansion programme at a substantial cost. Subsequent to the withdrawal from these international operations, Sage was left with substantial debt in the form of Equity Linked Notes ("ELNs"). In 2003 Sage announced a number of key changes, including the restructuring of executive management and the completion of a successful capital raising exercise to significantly reduce its debt. In December 2004 and January 2005 Sage settled the residual ELNs with cash raised mainly by way of a short-term loan totalling R540 million. Sage has investigated and pursued a number of alternative methods by which to settle its remaining debt obligations, including the short-term loan referred to earlier and this investigation culminated in the scheme described in this document.

The scheme will allow Momentum to expand its distribution reach and thereby achieve greater economies of scale. In addition, the combined firm will enjoy enhanced geographic coverage of South Africa. Momentum's focus has traditionally been on the independent broker market and therefore a relatively small percentage of Momentum's business is derived from agents. During the past two years Momentum has grown its agency force in order to improve its overall distribution network. As Sage's sales are channelled approximately equally through agents and independent brokers, the proposed transaction will enable Momentum to enhance its distribution capacity.

3. PROCEDURE

The full text of the scheme is set out in the blue section of this document commencing on page 39.

3.1 The scheme meeting

3.1.1 The scheme will be put to a vote at the scheme meeting to be held at 12:00 on Tuesday, 2 August 2005 at 12th Floor, Sage Centre, 10 Fraser Street, Johannesburg, 2001. The scheme meeting is convened in terms of an Order of Court, a copy of which is attached to this document. The notice convening the scheme meeting is also attached to and forms part of this document.

3.1.2 Section 311(2)(b) of the Companies Act requires that the scheme be approved by a majority representing not less than three-fourths of the votes exercisable by scheme members who are present and voting, either in person or by proxy, at the scheme meeting.

3.1.3 Each certificated scheme member and dematerialised scheme member registered with own-name registration can attend and vote at the scheme meeting or give a proxy to someone else (including the chairman of the scheme meeting) to represent him at the scheme meeting.

3.1.4 The transfer secretaries must receive the duly completed forms of proxy (pink) by no later than 12:00 on Friday, 29 July 2005. Forms of proxy may also be handed to the chairman of the scheme meeting up to ten minutes before the scheme meeting is due to commence.

3.1.5 Dematerialised scheme members who are **not** registered with own-name registration must arrange with their CSDP or broker for authority to attend and vote at the scheme meeting.

3.1.6 Dematerialised scheme members who are **not** registered with own-name registration and who do not wish to attend and vote at the scheme meeting, but who wish to be represented thereat, must provide their CSDP or broker with their voting instructions in accordance with the mandate governing their relationship.

3.1.7 Scheme members will be given an opportunity to state their views at the scheme meeting.

3.2 Court hearing

3.2.1 Subject to the scheme being approved by the requisite majority of scheme members at the scheme meeting, application will be made to the Court to sanction the scheme at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 16 August 2005. Scheme members are entitled to attend the Court hearing in person, or to be represented by Counsel, and to be heard concerning any objections they may have to the scheme.

3.2.2 If the Court sanctions the scheme, the Order of Court sanctioning the scheme will be lodged with the Registrar for registration. When the Order of Court sanctioning the scheme is registered, which is expected to happen on Thursday, 18 August 2005, the scheme will, subject to the fulfilment of the conditions precedent, become binding on all scheme participants, even those who voted against it.

3.3 Settlement of the scheme consideration

The scheme consideration will be settled in accordance with the provisions of paragraph 7 of the scheme.

3.4 Surrender of documents of title

Documents of title must be surrendered in accordance with the provisions of paragraph 8 of the scheme.

4. ESCROW ACCOUNTS

As security for the potential tax liabilities that may arise from the tax matters, the escrow amount will be paid into the escrow accounts. The escrow accounts will be managed in accordance with the provisions of the escrow agreement. Of the escrow amount, R85 million will be held as security in respect of the Sage Life tax matter, R20 million in respect of the SIF tax matter and R15 million in respect of the SHL tax matter.

If all of the tax matters have not been finally resolved prior to the operative date, BVI 976, Momentum and Sage, as well as the members of a steering committee to be established in terms of the escrow agreement, will endeavour to resolve the tax matters as soon as is practically possible after the operative date. Once each tax matter is finally resolved, the escrow amount relating to the specific tax matter will be utilised to pay the amount, if any, owing by Sage Life, SHL or SIF, as the case may be, to SARS in respect of the specific tax matter. The balance, if any, of the relevant escrow amount, including interest earned on that amount, but less the costs incurred in accordance with the provisions of the escrow agreement, will be distributed to scheme participants, on the subsequent payment date(s), *pro rata* to their shareholding.

5. EFFECTS OF THE SCHEME

If the scheme becomes operative, each scheme participant, whether he voted in favour of the scheme or not, will be deemed, with effect from the operative date, to have disposed of his scheme shares to BVI 976 which will be deemed to have purchased such shares with effect from the operative date. In consideration for the disposal of the scheme shares, scheme participants will, against surrender of their documents of title (if applicable), receive the initial payment. As and when a tax matter is resolved, the subsequent payment(s), if any, will be made to scheme participants on the subsequent payment date(s) in accordance with the provisions of the escrow agreement.

If the scheme is approved by scheme members at the scheme meeting, sanctioned by the Court and becomes unconditional, scheme participants will, with effect from the operative date, be deemed to have:

- appointed Absa Group Limited and the Funds to act as their custodians as contemplated in the escrow agreement;
- agreed to be bound by the provisions of the escrow agreement, in particular those provisions dealing with the distribution of the escrow amount.

6. IRREVOCABLE UNDERTAKINGS

The interests of those shareholders who have undertaken to vote in favour of the scheme are set out in the table below:

Shareholder	Number of shares held on the last practicable date	Percentage of scheme shares
Institutions:		
Absa Group Limited	78 074 706	21.55
The Funds	60 792 733	16.78
Financial Securities Limited (a wholly-owned subsidiary of Remgro Limited)	54 177 337	14.95
Purple Capital Consortium	42 591 092	11.76
	235 635 868	**65.04**

7. THE SAGE GROUP LIMITED EXECUTIVE SHARE TRUST AND THE SAGE SHARE PURCHASE INCENTIVE TRUST

All the allocations made and options granted under the Sage Group Limited Executive Share Trust and the Sage Share Purchase Incentive Trust (constituting the excluded parties) have been cancelled.

8. CASH CONFIRMATION

The SRP has received confirmation from Rand Merchant Bank that BVI 976 has sufficient cash resources available to satisfy the scheme consideration payable in terms of the scheme.

9. NO SET-OFF OF SCHEME CONSIDERATION

Settlement of the scheme consideration will be implemented in accordance with the terms of the scheme and the escrow agreement without regard to any lien, right of set-off, counterclaim or other analogous right to which BVI 976 and/or Sage may be entitled.

PART 2: VALUATION STATEMENT (section 312(1)(a)(ii) of the Companies Act)

1. FINANCIAL EFFECTS OF THE SCHEME

The table below sets out the illustrative *pro forma* financial effects of the scheme on scheme participants, based on the audited financial information of Sage and the assumptions set out below. The *pro forma* financial effects have been prepared for illustrative purposes only. Due to the nature of the *pro forma* financial effects, it may not give a fair reflection of all of the scheme participants' financial positions after completion of the scheme. It has been assumed for purposes of the *pro forma* financial effects that the scheme became operative with effect from 1 January 2004 for earnings per share purposes and 31 December 2004 for net asset value purposes. The directors of Sage are responsible for the preparation of the *pro forma* financial effects. The independent reporting accountants' report on the *pro forma* financial effects is set out in Annexure 2 to this document.

(All numerical information in cents per share, or percentages, unless otherwise indicated)	Column 1 Before scheme	Column 2 After scheme (including the escrow amount)	Column 3 After scheme (excluding the escrow amount)	Column 2 to Column 1 change (%)	Column 3 to Column 1 change (%)
Market value at 19 May 2005[1]	173	175	142	1.2	(17.9)
(Loss)/Earnings per share[2]	(13.1)	10.5	8.5	n.m.	n.m
Headline (loss)/earnings per share[2]	(12.8)	10.5	8.5	n.m.	n.m
Net asset value ("NAV") per share[3]	21.09	175	142	729.8	573.3
Net tangible asset value ("NTAV") per share[3]	6.18	175	142	2 731.7	2 197.7
Group embedded value per share[4]	218	175	142	(19.7)	(34.9)
Number of shares in issue (excluding share scheme shares) (millions)	362.3	362.3	362.3		
n.m: not meaningful					

Notes:

1. Column 1 reflects the closing JSE market value per Sage share on 19 May 2005, being the last trading day prior to the SENS announcement on 20 May 2005. Column 2 reflects the scheme consideration including the escrow amount. Column 3 reflects the scheme consideration excluding the escrow amount.
2. Column 1 reflects the earnings and headline earnings per share for the year ended 31 December 2004. Column 2 represents an after-tax cash annual return of 6% (based on a tax rate of 30%) on the consideration, including the escrow amount, for a period of 12 months. Column 3 represents an after-tax cash annual return of 6% (based on a tax rate of 30%) on the consideration, excluding the escrow amount, for a period of 12 months.
3. Column 1 reflects the NAV and NTAV per share at 31 December 2004. Column 2 represents the consideration including the escrow amount. Column 3 represents the consideration excluding the escrow amount.
4. Column 1 reflects the group embedded value at 31 December 2004, net of future group corporate expenses. Column 2 represents the scheme consideration including the escrow amount. Column 3 represents the scheme consideration excluding the escrow amount.
5. No account has been taken of CGT in the calculation of the financial effects of the scheme on scheme participants.

2. COSTS OF THE SCHEME

The costs of the scheme, including fees payable to professional advisers and printing and publishing costs, will be borne by Sage and BVI 976 in their respective capacities as applicable to their responsibilities under the scheme.

3. SHARE CAPITAL OF SAGE

The authorised and issued ordinary share capital of Sage, on the last practicable date, is set out below:

	Rand
Authorised	
500 000 000 ordinary shares of 1 cent each	5 000 000
Issued	
367 086 074 ordinary shares of 1 cent each	3 670 861
Share premium	348 360 049

All of the issued shares are listed in the "Life Assurance" sector of the JSE lists.

4. HISTORICAL FINANCIAL INFORMATION

Annexure 1 to this document contains extracts from the audited historical financial information of Sage for the periods ended 31 December 2002, 31 December 2003 and 31 December 2004.

5. MATERIAL CHANGES

The directors of Sage are not aware of any material changes in the business or financial position of Sage since the annual financial statements for the year ended 31 December 2004 were published.

6. TAX CONSIDERATIONS

The tax treatment of scheme participants is dependent on their individual circumstances and on the tax jurisdiction applicable to such scheme participants. It is recommended that scheme participants seek appropriate advice in this regard.

This paragraph contains a general summary of the tax implications of the scheme for scheme participants in respect of their scheme shares. The tax analysis is therefore not comprehensive or determinative and should therefore not be regarded as tax advice given by Sage, BVI 976 or any of their respective advisers to any scheme participant.

If a scheme participant holds his scheme shares as an investment:

- the sale and transfer of the scheme shares will be a disposal by the scheme participants for CGT purposes;
- consequently, a scheme participant will realise a capital gain or a capital loss, being the difference between the base cost of those scheme shares and the proceeds received by or accrued in respect of those shares;
- the scheme participant's proceeds will be equal to the scheme consideration received. The base cost should be determined in accordance with the rules contained in the Eighth Schedule to the Income Tax Act ("the CGT legislation"). Different rules apply to shares acquired before and after 1 October 2001. The applicable rules will depend on the personal circumstances of the scheme participants;
- in determining the base cost of shares, a shareholder may adopt any of the following methods: specific identification, first-in, first-out, or weighted average; and
- in terms of the CGT legislation, an individual's total capital gains (or losses) are reduced by R10 000 per year. Broadly, this means that a scheme participant will not pay CGT on the first R10 000 of capital gain per year (including the gain from the scheme). Other gains or losses, arising from other transactions concluded in this tax year, if any, as well as any CGT loss carried forward from a previous tax year should be taken into account.

If the scheme participant holds his scheme shares as a share dealer or as part of a profit-making scheme, the scheme consideration will be subject to income tax in the hands of the scheme participant.

A scheme participant who is not a South African resident for tax purposes will, under certain circumstances, not be liable for the taxes set out above. Scheme participants who think that they may qualify as non-residents should consult with appropriate professional advisers to ascertain whether they are non-residents for tax purposes and whether and on what basis they will be liable for tax.

7. OPINIONS AND RECOMMENDATIONS

7.1 Grant Thornton Corporate Finance, in its capacity as independent adviser to the board, has advised the board that it is of the opinion that the terms and conditions of the scheme are fair and reasonable to shareholders. The text of the letter from Grant Thornton Corporate Finance is set out in Annexure 4.

7.2 The board, other than Mr H L Shill, after due evaluation of the terms of the scheme and taking into account the opinion expressed by Grant Thornton Corporate Finance, is of the view that the terms and conditions of the scheme are fair and reasonable to shareholders and recommends to scheme members that they vote in favour of the scheme at the scheme meeting.

PART 3: STATEMENTS OF DIRECTORS' INTERESTS (section 312(1)(a)(iii) of the Companies Act)

1. THE INTERESTS OF SAGE AND ITS DIRECTORS

1.1 On the last practicable date Sage held no shares in BVI 976.

1.2 On the last practicable date, the directors of Sage held the following interests in Sage shares:

Name	Beneficial Direct	Beneficial Indirect	Non-beneficial Direct	Non-beneficial Indirect	Total	Percentage of issued stated capital
Executive						
J P Davies	82 347				82 347	0.0224
Non-executive						
M P Adonisi		3 106			3 106	0.0008
B M Ilsley	243 525				243 525	0.0663
H L Shill	1 575	7 992 725		9 293 088	17 287 388	4.7094
C L Van Wyk		1 307			1 307	0.0002

No changes have occurred in directors' interests since the annual financial statements for the year ended 31 December 2004 were published.

1.3 The directors disclosed in paragraph 1.2 above have not had any dealings in their Sage shares during the restricted period.

1.4 The Sage directors' emoluments will not change as a consequence of the scheme.

1.5 No service contracts with directors have been amended or replaced within the six months prior to the last practicable date.

1.6 Messrs J P Davies and L Kaplan are parties to employment contracts which provide, *inter alia,* that in the event of retrenchment, they will be entitled to receive a lump sum compensation of between one and two times annual remuneration, depending upon length of service.

1.7 No terms contained in the executive directors' service contracts are outside of those prescribed by the Labour Relations Act, 1995 (Act 66 of 1995), as amended.

1.8 No Sage director has or had any interest, directly or indirectly, in any transaction which was effected by Sage during the current financial year or in respect of any previous financial year and which remains in any respect outstanding or unperformed.

1.9 All directors who hold shares in Sage, other than Mr H L Shill, intend to vote their shares in favour of the scheme.

1.10 Mr T van Wyk is a director of Remgro Limited and its wholly-owned subsidiary Financial Securities Limited. The said Mr T van Wyk is a shareholder in Remgro Limited. Financial Securities Limited holds shares, directly and indirectly, in Sage and indirectly in Momentum. Remgro Finance Corporation Limited, a subsidiary of Remgro Limited, is one of the lenders in terms of the loan facility agreement stipulated in paragraph 7 below.

1.11 Dr D Cronjé is a director of Absa Group Limited and is also a shareholder in Absa Group Limited. Absa Group Limited holds shares directly in Sage. Absa Group Limited and Absa Bank Limited are lenders in terms of the loan facility agreement stipulated in paragraph 7 below.

1.12 Mr M Barnes is a director of Purple Capital Limited and is also a shareholder in Purple Capital Limited. Purple Capital Limited holds shares directly in Sage.

2. INTERESTS OF DIRECTORS IN THE SCHEME

Save for Mr M Barnes, in his capacity as a director of Purple Capital Limited (see paragraph 3.1 below), no director of Sage has any interest in the scheme, other than as disclosed in paragraph 1 above.

3. SPECIAL ARRANGEMENTS

3.1 Purple Capital Limited will receive a consultancy fee from Sage of R250 000 in connection with the scheme.

3.2 Save as disclosed in paragraph 3.1, no arrangements, undertakings or agreements other than those referred to in paragraph 3.1 above have been made between BVI 976 and Sage, or persons acting in concert with these parties, in relation to the scheme shares.

3.3 Save as disclosed in this paragraph 3 and the irrevocable undertakings stipulated in paragraph 6 of Part 1 of this document, no arrangements or undertakings (including any compensation arrangements), which have any connection with or dependence on the scheme, exist between BVI 976, or any person acting in concert with BVI 976, and any director of Sage, or any person who was a director of Sage within the period commencing 12 months prior to the operative date, or any person who is or was a shareholder within the period commencing 12 months prior to the operative date.

3.4 No arrangements have been made between Sage and the directors of BVI 976 in connection with the scheme.

4. AUTHORSHIP

The authors of this explanatory statement are the board and the BVI 976 Board, assisted by their respective advisers.

For and on behalf of

SAGE GROUP LIMITED

Leon Kaplan
Director

who warrants that he is duly authorised hereto in terms of a resolution passed by the board of directors of Sage Group Limited

Johannesburg
8 July 2005

For and on behalf of

BUSINESS VENTURE INVESTMENTS NO. 976 (PROPRIETARY) LIMITED

Danie Botes
Director

who warrants that he is duly authorised hereto in terms of a resolution passed by the board of directors of Business Venture Investments No. 976 (Proprietary) Limited

Centurion
8 July 2005

ADDITIONAL INFORMATION REQUIRED BY THE SRP

The interpretations and definitions commencing on page 8 of this document apply, *mutatis mutandis*, to additional information relating to Sage.

1. HISTORY AND NATURE OF THE BUSINESS

Sage is a South African life insurance, investment and unit trust organisation. The group manages life insurance assets of approximately R9.0 billion, and unit trust assets of some R7.5 billion of which third party unit trust managed assets account for R2.9 billion. Sage is listed on the JSE and had a market capitalisation, excluding the shares held by the excluded parties, of approximately R635 million at 19 May 2005, being the last trading day prior to the SENS announcement of 20 May 2005. The group is one of South Africa's mid-tier assurance companies, ranked sixth in terms of total assets among its listed peers. Sage focuses predominantly on the middle and upper income markets. The group's roots extend back to 1965 with the launch of South Africa's first unit trust. Sage has been listed on the JSE since 1989.

2. SHAREHOLDERS

Full name	Balance at 29 May 2005	Percentage of issued shares held
Absa Group Limited	78 074 706	21.27
Financial Securities Limited (a wholly-owned subsidiary of Remgro Limited)	65 025 446	17.71
Purple Capital Consortium	64 579 850	17.59
The Funds	60 415 900	16.46
Sagecor*	28 418 578	7.74
Other shareholders	65 771 779	17.92
	362 286 259	98.69
The excluded parties	4 799 815	1.31
Total issued share capital	367 086 074	100.00

* Sagecor is equally owned by Financial Securities Limited and Mr H L Shill and Shill family interests.

3. THE INTERESTS OF MOMENTUM, BVI 976 AND ITS DIRECTORS

3.1 On the last practicable date, neither Momentum nor BVI 976 nor any of their affiliates held any shares in Sage. During the six months prior to the announcement released on SENS on 20 May 2005, neither Momentum nor BVI 976 nor any of their affiliates acquired any shares in Sage.

3.2 On the last practicable date, none of Momentum and BVI 976's directors held any shares in Sage.

3.3 None of the directors of Momentum and BVI 976 had any dealings in Sage shares during the restricted period.

4. SUSPENSION AND TERMINATION OF LISTING OF SAGE SHARES ON THE JSE

Subject to the fulfilment of the conditions precedent set out in paragraph 5 of the scheme and the scheme becoming operative, the JSE has granted approval for the suspension of the listing of Sage's shares with effect from the commencement of trading on Monday, 22 August 2005 and termination of the listing of Sage's shares at the commencement of trading on Tuesday, 30 August 2005.

5. SHARE TRADING HISTORY

The share trading history of Sage on the JSE is set out in Annexure 3.

6. **LITIGATION STATEMENT**

At the last practicable date, there were no legal or arbitration proceedings that may have, or have had, during the 12-month period preceding the date of this document, a material effect on the financial position of Sage. Sage is not aware of any such proceedings that are pending or threatened.

7. **MATERIAL CONTRACTS**

The only material contracts entered into by, or in respect of, Sage during the two years preceding the last practicable date, are as follows:

- a loan facility agreement concluded between Absa Bank Limited, Absa Group Limited, Remgro Finance Corporation Limited and Sage, dated 13 December 2004, and amendments thereto;
- a cession and pledge agreement concluded between Absa Bank Limited, Absa Group Limited, Remgro Finance Corporation Limited and Sage, dated 13 December 2004;
- a cession of reversionary rights agreement concluded between Absa Bank Limited, Absa Group Limited, Remgro Finance Corporation Limited and Sage, dated 13 December 2004;
- the escrow agreement entered into on Tuesday 21 June 2005; and
- the general agency agreement entered into between Sage and Momentum on 30 May 2005.

Other than as set out above, Sage has not entered into any material contracts, either verbally or in writing, during the two years preceding the last practicable date, or at any other time that contain an outstanding material obligation or settlement, other than in the ordinary course of business.

8. **SAGE DIRECTORS' RESPONSIBILITY STATEMENT**

The directors of Sage whose names are given on page 16 of this document, as far as the information relates to Sage:

- have considered all statements of fact and opinion in this document;
- accept, individually and collectively, full responsibility for the accuracy of the information given;
- certify that, to the best of their knowledge and belief, there are no omissions of material facts or considerations which would make any statements of fact or opinion contained in this document false or misleading and have made all reasonable enquiries in this regard.

9. **EXPERTS' CONSENTS**

The merchant bank to Momentum and BVI 976, the independent adviser to the board, the independent reporting accountants to Sage, the transaction sponsor and financial adviser to Sage, the transfer secretaries to Sage and the attorneys to Sage and to Momentum and BVI 976 have consented in writing to act in the capacities stated and to their names appearing in this document and have not withdrawn their consents prior to the publication of this document.

The independent reporting accountants and independent adviser to the board have given and have not withdrawn their consents to the issue of this document, with their reports in the form and context in which they are included.

10. **DOCUMENTS AVAILABLE FOR INSPECTION**

The following documents, or copies of such documents, will be available for inspection at the registered office of Sage situated at 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg, 2001 during normal office hours from Friday, 8 July 2005 up to and including the date on which the scheme is sanctioned:

10.1 this document, incorporating a signed copy of the scheme and the explanatory statement;

10.2 the Order of Court convening the scheme meeting;

10.3 the audited financial statements of Sage for the financial years ended 31 March 2002, 31 December 2002 (nine months), 31 December 2003 and 31 December 2004;

10.4 the undertakings to vote in favour of the scheme referred to in paragraph 6 of Part 1 of the explanatory statement;

10.5 the memorandum and articles of association of Sage;

10.6 the letter from Grant Thornton Corporate Finance, independent adviser to the board, regarding the scheme;

10.7 written consents referred to in paragraph 9 above;

10.8 the trust deeds of the Sage Group Limited Executive Share Trust and the Sage Share Purchase Incentive Trust;

10.9 the material contracts as indicated in paragraph 7 above; and

10.10 the Sage directors' service contracts.

For and on behalf of

SAGE GROUP LIMITED

Leon Kaplan
Director

who warrants that he is duly authorised hereto in terms of a resolution passed by the board of directors of Sage Group Limited

Johannesburg
8 July 2005

HISTORICAL AUDITED FINANCIAL INFORMATION OF SAGE FOR THE THREE YEARS ENDED 31 DECEMBER 2004

Set out below is the audited historical financial information of Sage for the three financial years ended 31 December 2004, as extracted from Sage's audited historical information for such years, which were unqualified by Sage's independent joint auditors, KPMG Inc. and Grant Thornton.

CONSOLIDATED GROUP BALANCE SHEET

	31 December 2004 R'million	31 December 2003 R'million	31 December 2002 R'million
ASSETS			
Non-current assets	8 314.9	7 511.4	10 023.0
Tangible assets	18.0	19.1	22.5
Intangible assets	54.0	65.2	69.9
Financial assets	18.5	15.4	27.4
Investments of the life assurance subsidiaries	8 224.4	7 411.7	9 903.2*
Currents assets	655.3	652.5	663.6
Inventories	0.2	1.6	6.1
Trade and other receivables	274.2	329.2	346.5
Cash and cash equivalents	380.9	321.7	311.0
Total assets	**8 970.2**	**8 163.9**	**10 686.6**
EQUITY AND LIABILITIES			
Ordinary shareholders' interest/(deficit)	76.4	123.9	(249.2)
Outside shareholder's interest	–	–	92.4
Total shareholders' interest/(deficit)	76.4	123.9	(156.8)
Non-current liabilities	23.7	379.2	558.4
Equity linked notes	–	360.3	558.4
Redeemable preference shares issued by subsidiary	–	10.0	–
Deferred taxation	23.7	8.9	–
Policyholder liabilities	7 802.5	7 119.7	9 506.9
Insurance contract liabilities	4 520.1	4 262.8	9 485.9*
Investment contract liabilities	3 282.4	2 823.0	–
Deferred taxation	–	33.9	21.0
Current liabilities	1 067.6	541.1	778.1
Trade and other payables	342.8	326.7	420.3
Redeemable preference share issued by subsidiary	10.0	–	91.0
Short-term borrowings	613.5	55.1	107.9
Derivative liabilities	–	102.9	–
Taxation	51.8	13.9	36.9
Provisions	49.5	42.5	122.0
Total equity and liabilities	**8 970.2**	**8 163.9**	**10 686.6**

* In 2002, the Investments of the life assurance subsidiaries included R2.5 billion relating to the international operations which were subsequently discontinued and similarly the Insurance contract liabilities included R2.4 billion relating to those discontinued international operations.

CONSOLIDATED INCOME STATEMENT

	12 months ended 31 December 2004 R'million	12 months ended 31 December 2003 R'million	9 months ended 31 December 2002 R'million
Sage Life operating surplus/(deficit)	65.7	(19.3)	128.3
Net earnings/(loss) attributable to Sage Life shareholder's funds	234.3	117.3	(15.9)
Other operating income	12.6	33.1	11.9
Attributable earnings from Sage Life operations after tax	312.6	131.1	124.3
Other activities	(20.1)	(18.2)	(25.8)
Financing activities	(337.8)	(50.7)	125.0
Discontinued international operations	0.5	15.1	(460.3)
(Loss)/Profit before taxation	(44.8)	77.3	(236.8)
Taxation	2.7	2.7	2.7
Net (loss)/earnings attributable to ordinary shareholders	(47.5)	74.6	(239.5)
Reconciliation of attributable (loss)/earnings to headline (loss)/earnings			
Net (loss)/earnings attributable to ordinary shareholders	(47.5)	74.6	(239.5)
Adjustment for capital items	1.2	(13.4)	191.5
Goodwill amortisation	1.7	1.7	1.3
Discontinued international operations:			
Impairment of assets	–	–	110.1
Provision for costs	(0.5)	(15.1)	80.1
Headline (loss)/earnings	(46.3)	61.2	(48.0)
Headline (loss)/earnings per ordinary share (cents)	(12.8)	23.5	(32.0)
Attributable (loss)/earnings per ordinary share (cents)	(13.1)	28.7	(159.8)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	12 months ended 31 December 2004 R'million	12 months ended 31 December 2003 R'million	9 months ended 31 December 2002 R'million
Share capital	3.6	3.6	1.6
Opening balance	3.6	1.6	1.5
Issue of share capital	–	2.0	0.1
Share premium	340.0	340.0	18.3
Opening balance	340.0	18.3	1.0
Consolidation of share incentive schemes	–	(8.3)	(0.1)
Share premium in respect of shares issued	–	347.9	17.5
Write-off of share issue expenses	–	(17.9)	(0.1)
Convertible debentures	–	–	37.2
Opening balance	–	37.2	45.2
Consolidation of share incentive schemes	–	(37.2)	(1.3)
Shares issued	–	–	(6.7)
Capital redemption reserve	0.8	0.8	–
Opening balance	0.8	–	–
Transfer from accumulated deficit	–	0.8	–
Non-distributable reserves	0.8	0.9	1.2
Opening balance	0.9	1.2	0.2
Transfer (to)/from accumulated deficit	(0.1)	(0.3)	1.0
Accumulated deficit	(268.8)	(221.4)	(307.5)
Opening balance	(221.4)	(307.5)	(42.7)
Net (loss)/earnings attributable to ordinary shareholders	(47.5)	74.6	(239.5)
Transfer from/(to) non-distributable reserves	0.1	0.3	(1.0)
Ordinary dividend	–	–	(24.3)
AC 133 transitional adjustments	–	(23.2)	–
Consolidation of the share incentive schemes	–	35.2	–
Transfer to capital redemption reserve	–	(0.8)	–
Total ordinary shareholders' interest/(deficit)	76.4	123.9	(249.2)

CONSOLIDATED CASH FLOW STATEMENT

	12 months ended 31 December 2004 R'million	12 months ended 31 December 2003 R'million	9 months ended 31 December 2002 R'million
Cash generated/(utilised) by operating activities	435.3	50.1	(24.4)
Finance costs	(28.4)	(53.2)	(56.5)
Taxation paid	(35.7)	(44.9)	(22.3)
Dividends paid	–	–	(24.3)
Net cash flows from operating activities	371.2	(48.0)	(127.5)
Cash flows of life assurance subsidiary's investment activities	(105.7)	96.5	45.7
Total cash flows from investing activities	(15.0)	(15.9)	(11.1)
Replacement of tangible assets	(7.9)	(6.9)	(7.8)
Proceeds on disposal of tangible assets	2.5	0.9	2.6
Acquisition of intangibles	(6.5)	(11.5)	(30.3)
(Increase)/Decrease in financial assets	(3.1)	1.6	24.4
Total cash flows from financing activities	(191.3)	(21.9)	22.0
Movement in outside shareholder's interest	–	(92.4)	–
Redemptions of equity linked notes	(191.7)	(103.1)	–
Settlement of forward exchange contract	(120.9)	–	–
Short-term borrowings (repaid)/advanced	121.3	(77.5)	28.8
Proceeds on share issue	–	350.0	10.9
Share issue expenses	–	(17.9)	(0.2)
Preference shares redeemed	–	(81.0)	(17.5)
Net movement in cash and cash equivalents for period	59.2	10.7	(70.9)
Cash and cash equivalents			
At beginning of period	321.7	311.0	381.9
At end of period	380.9	321.7	311.0

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS OF THE SCHEME ON SAGE SHAREHOLDERS

"The Directors
Sage Group Limited
11th Floor Sage Centre
10 Fraser Street
Johannesburg
2001

22 June 2005

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS ON THE SCHEME PARTICIPANTS OF SAGE GROUP LIMITED ("Sage")

INTRODUCTION

The interpretations and definitions used in the document to Sage shareholders have been used in this report.

We have conducted certain procedures with regard to the unaudited *pro forma* financial effects on the scheme participants ("the *pro forma* financial information") of Sage set out on page 20 of the document to Sage shareholders to be dated on or about 8 July 2005.

The *pro forma* financial information has been prepared, for illustrative purposes only, to provide information about how the scheme by Sage might have affected the financial position of scheme participants.

Because of its nature the *pro forma* financial information may not present a fair reflection of the financial position of a scheme participant and changes to the shareholders' position after the scheme.

At your request and for the purpose of the scheme, we present our report on the *pro forma* financial information relating to the scheme.

RESPONSIBILITIES

The directors of Sage are solely responsible for the preparation of the *pro forma* financial information to which this reporting accountants' report relates and for the financial statements and financial information from which it has been prepared.

It is our responsibility to express an opinion on the basis of preparation of the *pro forma* financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

SCOPE

We have conducted certain procedures, which involved no independent examination of any of the underlying financial information and consisted primarily of comparing the unadjusted audited historical financial information with the source documents, evaluating whether the financial reporting is consistent with the accounting policies of Sage, considering the evidence supporting the amounts attributed to a scheme participant, recalculating the amounts based on the information obtained and discussing the *pro forma* financial information with the directors of Sage.

The above procedures do not constitute either an audit or review undertaken in accordance with International Standards on Auditing or the International Standards on review engagements and therefore we do not express any assurance on the fair presentation of the *pro forma* financial information.

Had we performed additional procedures, or had we performed an audit or review of the underlying financial statements in accordance with International Standards on Auditing, other matters might have come to our attention that would have been reported to you.

OPINION

Based on our procedures, nothing has come to our attention that causes us to believe that:

- the *pro forma* financial information has not been properly compiled on the basis stated, and
- such basis is inconsistent with the accounting policies of Sage, and
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

CONSENT

We consent to the inclusion of this letter and the reference to our opinion in the document to be issued to Sage shareholders in the form and context in which it appears.

Yours faithfully

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Private Bag 9
Parkview
2122
South Africa"

TRADING HISTORY OF SAGE SHARES LISTED ON THE JSE

		High (cents)	Low (cents)	Closing (cents)	Volume
Highest, lowest and closing prices for each quarter and aggregated quarterly volumes					
2002	March	815	490	700	3 935 279
	June	800	530	570	3 780 351
	September	580	315	325	9 430 478
	December	340	160	195	11 812 672
2003	March	240	134	154	5 749 040
	June	167	120	160	11 570 923
	September	240	156	200	10 953 079
	December	229	159	175	6 482 003
2004	March	200	165	170	6 805 937
	June	210	162	175	2 737 140
	September	190	120	153	4 212 152
	December	194	136	175	4 692 671
2005	March	200	156	185	13 468 499
	June	190	142	147	7 847 374
Highest, lowest and closing prices for each month and aggregated monthly volumes					
2004	March	195	170	170	2 050 916
	April	209	162	195	1 051 601
	May	210	165	175	898 600
	June	185	167	175	786 939
	July	190	165	180	817 452
	August	179	150	150	1 268 643
	September	165	120	153	2 126 057
	October	160	140	150	977 828
	November	153	136	148	927 417
	December	194	142	175	2 787 426
2005	January	185	156	156	1 266 458
	February	178	156	178	5 511 004
	March	200	173	185	6 691 037
	April	190	170	181	1 503 433
	May	184	145	152	5 237 724
	June	155	142	147	1 106 217

			High (cents)	Low (cents)	Closing (cents)	Volume
Highest, lowest and closing daily price and daily volume						
2005	May	11	178	160	178	20 930
		12	180	170	180	57 200
		13	180	175	180	205 900
		16	180	179	179	571 001
		17	179	179	179	N/A
		18	177	176	177	6 500
		19	173	170	173	167 500
		20	173	157	159	1 750 736
		23	160	151	160	574 254
		24	160	155	160	575 400
		25	151	150	150	383 596
		26	154	145	150	437 820
		27	153	147	153	192 487
		30	153	149	153	67 976
		31	152	150	152	37 808
	June	1	155	150	155	173 500
		2	153	150	153	25 500
		3	155	151	155	35 800
		6	153	150	153	N/A
		7	153	151	152	39 992
		8	152	142	152	40 800
		9	154	145	150	125 000
		10	149	150	149	22 431
		13	152	149	152	99 340
		14	152	149	152	44 210
		15	149	149	149	10 000
		17	152	149	152	89 000
		20	152	149	152	15 000
		21	151	149	151	34 500
		22	152	149	152	59 000
		23	152	147	152	134 885
		24	152	150	150	3 240
		27	N/A	N/A	150	N/A
		28	152	147	152	75 675
		29	152	147	151	39 500
		30	148	147	147	38 844

Source: I-Net Bridge.
N/A: Not available

INDEPENDENT OPINION REGARDING THE TERMS OF THE SCHEME

"The Directors
Sage Group Limited
11th Floor Sage Centre
10 Fraser Street
Johannesburg
2001

20 June 2005

Dear Sirs

INDEPENDENT OPINION ON THE OFFER TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF SAGE GROUP LIMITED ("Sage")

INTRODUCTION

On 20 May 2005, Momentum Group Limited ("Momentum") submitted a letter to the board of directors of Sage, confirming its firm intention to make an offer to acquire the entire issued share capital of Sage other than the 4 799 815 shares held by the Sage Group Limited Executive Share Trust and the Sage Share Purchase Incentive Trust ("the offer" or "Momentum's offer") for an approximate maximum consideration of 175 cents per Sage share ("the offer consideration"). The offer consideration is to be settled by an initial cash payment of 142 cents per share ("the cash component") and approximately 33 cents per share together with interest thereon ("the escrow component") will be retained in an escrow account for subsequent payment dependent on the resolution of certain defined outstanding tax matters.

The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act 1973, (Act 61 of 1973), as amended ("the Act"), to be proposed by a subsidiary of Momentum between Sage and its shareholders ("the scheme members").

You have requested us to report on the terms of the offer as they relate to the holders of Sage shares. Full details of the offer are contained in the scheme document to be issued to Sage shareholders to be dated on or about 8 July 2005 ("the scheme document").

RESPONSIBILITY

The scheme document and compliance with the Listings Requirements of JSE Limited ("JSE") and the provisions of the Securities Regulation Code on Takeovers and Mergers ("the SRP Code") are the responsibility of the directors of Sage. Our responsibility, in terms of the SRP Code, is to report on the terms of the offer as they relate to the holders of Sage shares.

FACTORS CONSIDERED

In arriving at our opinion, which is set out below, we have considered the following **quantitative** factors:

- the audited financial results of Sage and its subsidiaries for the years ended 31 December 2004 and 31 December 2003;
- the valuation report on the financial soundness and embedded value of Sage Life Limited ("the embedded value valuation") prepared by G T Waugh of Deloitte, the Alternate Statutory Actuary of Sage ("the statutory actuary");
- discussions with the statutory actuary;
- discussions with the actuarial review committee of Sage;
- our independent valuation workings in respect of Sage shares which indicated that the fair value of an individual Sage share is in a range between 173 cents per share and 198 cents per share. This range assumes that no liability will crystallise in respect of the contingency for which the escrow component is to be held. If all these contingent liabilities were to become actual liabilities, the range of values per Sage share would be between 140 cents and 165 cents;

- our valuation workings were based primarily on the embedded value valuation prepared by the statutory actuary. Valuation workings based on appraisal value and relative share price analysis were also considered by us. Key value drivers to the valuation include new business growth, new business profitability, future management and administration expenses, mortality and morbidity experience, the risk discount rate and investment performance;
- adjustments to embedded value negotiated by Momentum;
- the fact that the offer is for a controlling interest in Sage;
- the prevailing economic and market conditions in the life assurance sector;
- the potential impact on the life assurance sector of recent rulings by the Pension Funds Adjudicator;
- the historical earnings yields, forward earnings yields, embedded values per share, market capitalisations, gearing and liquidity of similar companies listed on the JSE;
- the historical and current share prices and volumes of Sage shares as traded on the JSE;
- the fact that the offer consideration of 175 cents per share is approximately equal to the volume weighted average price at which Sage ordinary shares have traded on the JSE in the twelve months leading up to the date on which the offer was announced and is less than the volume weighted average prices at which Sage ordinary shares have traded over the corresponding 30, 60 and 120-day periods respectively; and
- the fact that the offer consideration is to be settled in cash and that there will be a retention in escrow for specific contingencies. Although Sage management are relatively confident that the matters, to which the escrow component relate, will be resolved favourably, there is nevertheless a risk that Sage shareholders will not receive all or part of this amount. However, the value attributable to a Sage share is at risk, irrespective of whether the offer from Momentum is accepted or not. Were the contingent liabilities to which the escrow component relate to materialise, in the absence of the offer from Momentum, the value of a Sage share would diminish by this amount anyway.

We also considered the following **qualitative** factors

- discussions with the executive directors of Sage;
- discussions with non-executive directors of Sage;
- discussions with the executive directors of Momentum;
- discussions with the management of Sage;
- the fact that Sage shares trade on the JSE with limited liquidity, which means that shareholders may not be able to dispose of their current shareholding at short notice and at their required price;
- the fact that Sage has used short term debt funding to finance the repurchases and redemptions of its Equity Linked Notes and has been unable to arrange any further funding to replace this short term debt funding when it falls due in July 2005;
- the fact that the management of Sage believe that all possible avenues of finding an alternative source of funding have been exhausted;
- the fact that, despite comprehensive efforts by management, Sage has been unable to successfully conclude a Black Economic Empowerment ("BEE") transaction which would have allowed it to strategically reposition itself as an empowered independent life assurer;
- the fact that the management of Sage has received several separate indications of interest from potential acquirers and Momentum's offer was the highest of these;
- the fact that Sage's largest shareholders are unwilling to finance any further recapitalisation of Sage;
- the desire of major shareholders to divest themselves of Sage shares;
- the fact that the past financial difficulties of Sage and its poor performance have created a very negative image for the company, which has meant an unwillingness on the part of the investment community to finance a further recapitalisation of Sage;
- the fact that the Sage brand has suffered damage through the extended period of uncertainty regarding its financial position;
- loss of key personnel, primarily because of uncertainty relating to Sage's future;
- the fact that the market awareness of Sage's financial position has been eroding value through uncertainty on the part of potential clients; and
- the relative size of Sage in the life assurance market and its impact on Sage's ability to achieve economies of scale.

SCOPE

In performing our procedures, we have assumed and relied upon the accuracy and completeness of the information provided to us or otherwise received by us for the purpose of this opinion, whether in writing or obtained orally from discussions with the management of Sage and we do not assume any responsibility or liability therefor. Our work has involved an analysis of the financial information, as provided to us, including an assessment of the information and consideration applied by the statutory actuary in preparing his valuation, so as to determine that such information is consistent with the historical results of Sage and the general economic outlook for the sector in which Sage operates. Our engagement does not constitute, nor does it include, an audit conducted in accordance with generally accepted auditing standards.

Our opinion is based on the current economic, market and regulatory conditions and only upon the abovementioned information made available to us. It should be understood that subsequent developments may affect this opinion, which we are under no obligation to update, revise or re-affirm.

OPINION

Fairness is primarily based on quantitative issues and reasonableness on qualitative issues. In this case, the offer may be said to be fair if the consideration to be paid per share is equal to or greater than the fair value of a Sage share. The offer may be said to be reasonable after considering significant qualitative factors.

Based on and only subject to the aforegoing, it is our opinion that the terms and conditions of the offer outlined above, based on our assessment of the value of a Sage share, are fair to the holders of shares in Sage as the value of the offer consideration is within the range of values which we have calculated for Sage, albeit at the lower end. Based on the abovementioned qualitative factors, it is our opinion that the terms of the offer are reasonable in the circumstances.

An individual shareholder's decision as to whether or not to accept the offer may be influenced by his or her particular circumstances. This independent opinion does not purport to cater for each ordinary shareholder's circumstances and risk profile, but rather the general body of shareholders taken as a whole. Should a shareholder be in any doubt as to what action to take, he or she should consult an independent advisor.

INDEPENDENCE

In terms of Practice Note 1/95 of the SRP Code, we advise that we have no material interest in the offer or in the success or failure thereof and that Grant Thornton are joint auditors of Sage.

Yours faithfully

GRANT THORNTON CORPORATE FINANCE (PROPRIETARY) LIMITED"

EXCHANGE CONTROL REGULATIONS

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants. In the event of scheme participants having any doubts about the effect of the Exchange Control Regulations on them, they should consult their professional advisers without delay.

1. RESIDENTS OF THE COMMON MONETARY AREA

1.1 In the case of certificated scheme participants whose registered addresses in Sage's register of members are within the common monetary area and whose documents of title are not restrictively endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted or electronically transferred, depending on the election of the certificated scheme participant.

1.2 In the case of dematerialised scheme participants whose registered addresses in the register are within the common monetary area in terms of the Exchange Control Regulations, the scheme consideration will be credited to their accounts held at their CSDP or broker.

2. EMIGRANTS FROM THE COMMON MONETARY AREA

2.1 In the case of certificated scheme participants who are emigrants from the common monetary area, the scheme consideration will be forwarded to the authorised dealer in foreign exchange in South Africa controlling such certificated scheme participants' blocked assets in terms of the Exchange Control Regulations. The attached form of surrender and transfer (yellow) makes provision for the details of the authorised dealer concerned. If the information regarding the authorised dealer is not given or the instructions are not given as required, the scheme consideration will be held by Sage for the certificated scheme participants concerned pending receipt of the necessary information or instructions. No interest will be paid on any cash amount so held.

2.2 In the case of dematerialised scheme participants who are emigrants from the common monetary area, the scheme consideration will be credited to the account of the relevant scheme participants' CSDP or broker, which shall arrange for the same to be credited directly to the scheme participants' blocked Rand bank account, held by the scheme participants' authorised dealers and held to the order of that authorised dealer.

3. ALL OTHER NON-RESIDENTS OF THE COMMON MONETARY AREA

In the case of scheme participants who are non-residents, but who are not emigrants from the common monetary area, whose registered addresses are outside the common monetary area and whose documents of title have been restrictively endorsed under the Exchange Control Regulations, the scheme consideration will:

3.1 in the case of certificated scheme participants, be posted to the registered addresses in the register of the non-residents concerned, unless written instructions to the contrary are received and an address or bank details for electronic transfer are provided. The attached form of surrender and transfer (yellow) makes provision for a substitute address or bank details. If the information regarding the authorised dealer is not given or the scheme consideration, having been sent by ordinary post to the certificated scheme participants, is returned, the scheme consideration will be held by Sage for the certificated scheme participants concerned pending receipt of the necessary information or instructions. No interest will be paid on the scheme consideration so held; or

3.2 in the case of dematerialised scheme participants, be credited directly to the bank accounts nominated for the relevant scheme participants by their duly appointed CSDP or broker in terms of the provisions of the custody agreement with their CSDP or broker.

All CSDPs or brokers with whom shares have been dematerialised should note that they are required to comply with the Exchange Control Regulations set out above.





Sage Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623
("Sage")

Momentum Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1904/002186/06)
("Momentum")

SCHEME OF ARRANGEMENT

in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, proposed by Business Venture Investments No. 976, a wholly-owned subsidiary of Momentum, between Sage and its shareholders, other than the excluded parties.

1. DEFINITIONS AND INTERPRETATIONS

The interpretations and definitions commencing on page 8 of the document of which the scheme forms part apply to the scheme.

2. SHARE CAPITAL OF SAGE

The authorised and issued share capital of Sage, on the last practicable date, is set out below:

	Rand
Authorised	
500 000 000 ordinary shares of 1 cent each	5 000 000
Issued	
367 068 074 ordinary shares of 1 cent each	3 670 681
Share premium	348 360 049

All of the issued shares are listed in the "Life Assurance" sector of the JSE lists.

3. THE OBJECTIVE OF THE SCHEME

The objective of the scheme is to procure that, upon the scheme becoming operative, BVI 976 acquires the scheme shares and becomes the owner of all of the issued shares of Sage, other than shares held by the excluded parties. The scheme will result in scheme participants receiving the initial payment on the operative date and the subsequent payment(s) (if any) on the subsequent payment date(s).

4. THE SCHEME

4.1 The scheme will be put to the vote at the scheme meeting to be held at 12:00 on Tuesday, 2 August 2005 at 12th Floor, Sage Centre, 10 Fraser Street, Johannesburg, 2001 or any other date to which it may be adjourned.

4.2 Section 311 of the Companies Act requires that the scheme be approved by a majority representing not less than three-fourths of the votes exercisable by scheme members who are present and voting, either in person or by proxy, at the scheme meeting.

4.3 Each certificated scheme member and dematerialised scheme member with own-name registration can in person attend, speak and vote at the scheme meeting or give a proxy to someone else to represent him at the scheme meeting. The form of proxy must be received by the transfer secretaries by no later than 12:00 on Friday, 29 July 2005 or handed to the chairman of the scheme meeting no later than ten minutes prior to the scheme meeting.

4.4 Dematerialised scheme members, other than those with own-name registration, can contact their CSDP or broker to obtain a Letter of Representation to allow them to attend in person, speak and vote at the scheme meeting or to obtain a Letter of Representation for someone else to represent them at the scheme meeting.

4.5 Scheme members entitled to attend, speak and vote at the scheme meeting pursuant to paragraphs 4.3 and 4.4 above, will be given an opportunity to state their views at the scheme meeting.

4.6 Subject to the scheme being approved by the requisite majority of scheme members at the scheme meeting, application will be made to the Court to sanction the scheme at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 16 August 2005. Scheme members are entitled to attend Court in person or to be represented by Counsel and be heard concerning any objection they may have to the sanctioning of the scheme. Dematerialised scheme members, other than those with own-name registration, can contact their CSDP or broker to obtain a Letter of Representation to allow them to attend in person and be heard concerning any objection they may have to the sanctioning of the scheme.

4.7 If the scheme is approved by scheme members at the scheme meeting, sanctioned by the Court and becomes unconditional, scheme participants will, with effect from the operative date, be deemed to have –

4.7.1 appointed Absa Group Limited and the Funds to act as their custodians as contemplated in the escrow agreement;

4.7.2 agreed to be bound by the provisions of the escrow agreement, in particular those provisions dealing with the distribution of the escrow amount;

4.7.3 disposed of their scheme shares to BVI 976 in exchange for the initial payment and subsequent payment(s) (if any) and BVI 976 will be deemed to have acquired ownership of the scheme shares in exchange for the initial payment;

4.7.4 authorised and instructed Sage as its agent to procure the transfer of the scheme shares into the name of BVI 976 on or at any time after the operative date;

4.7.5 instructed Sage as principal, but with the power to appoint agents, to collect from BVI 976 and to pay the scheme consideration to scheme participants in accordance with the provisions of the scheme;

4.7.6 instructed and authorised every CSDP or broker to transfer, against receipt of the initial payment, the dematerialised scheme participants' shares to BVI 976 in the manner described in section 91A(4)(a) of the Companies Act;

4.7.7 agreed to the termination of the listing of Sage's shares on the JSE.

4.8 Should the scheme become operative, scheme participants will be entitled to receive, from Sage only, in terms of paragraphs 6 and 7 below, the scheme consideration.

4.9 BVI 976 will, on the operative date, deliver the initial payment to Sage, as principal, or to Sage's agent, and deposit the escrow amount into the escrow accounts. Settlement of the scheme consideration due to the scheme participants will be effected by Sage or its agent.

4.10 Subject to the scheme becoming operative and against the surrender by certificated scheme participants of their documents of title in respect of their scheme shares, or upon confirmation being received that the scheme shares of the dematerialised scheme members have been delivered electronically to BVI 976, as the case may be, the initial payment will be posted, at the risk of such scheme participants, or transferred electronically to the scheme participants concerned, in terms of paragraph 7 below.

4.11 Delivery by BVI 976 to Sage, as principal (or to Sage's agent), of the scheme consideration shall be the sole and exclusive manner of discharge by BVI 976 of its obligations in respect of the scheme.

4.12 The rights of the scheme participants to receive the scheme consideration will be rights enforceable by scheme participants against Sage only. Scheme participants will in turn be entitled to require Sage to enforce its rights in terms of the scheme against BVI 976.

4.13 Sage irrevocably undertakes in favour of the scheme participants to enforce all its rights in terms of the scheme against BVI 976.

4.14 The effect of the scheme will be that BVI 976 will, with effect from the operative date, become the beneficial owner of all issued shares of Sage, other than shares held by the excluded parties.

4.15 Scheme participants are referred to paragraph 7 below which sets out in detail the basis on and the manner in which the scheme consideration will be paid to scheme participants.

4.16 Documents of title held by certificated scheme participants in respect of the scheme shares will cease to be valid and of any value and shall not be good for delivery with effect from the operative date, other than for surrender in terms of paragraph 8 below.

4.17 With effect from the operative date, the transfer secretaries will irrevocably be deemed to be the attorney and agent *in rem suam* of all scheme participants to implement the transfer referred to in paragraph 4.7.4 above and to sign any instrument of transfer in respect thereof or any other documents required to implement the scheme.

5. CONDITIONS PRECEDENT

The scheme is subject to the fulfilment of the conditions precedent that by no later than 17:00 on Monday, 31 October 2005 –

5.1 the acquisition by BVI 976 of the scheme shares is approved by the Registrar of Long-term Insurance in terms of section 2 of the Long-term Insurance Act, 1998 (Act 52 of 1998), as amended;

5.2 the acquisition by BVI 976 of the scheme shares is unconditionally approved by the Competition Tribunal in terms of the Competition Act, 1988 (Act 89 of 1988), as amended, or, if the aforesaid acquisition is approved subject to certain conditions, the written acceptance of such conditions by BVI 976 and Sage within 10 business days of receipt by them of such conditional approval. The written acceptance by BVI 976 and Sage shall not be unreasonably withheld or delayed unless the conditions imposed have a direct or indirect material adverse commercial impact on Sage and/or Momentum;

5.3 the approval of the scheme by the requisite majority of scheme members at the relevant scheme meeting;

5.4 sanctioning of the scheme by the Court; and

5.5 registration of the Court Order sanctioning the scheme by the Registrar,

provided that, should all the conditions precedent referred to in this paragraph 5 not have been fulfilled or waived, as the case may be, on or before 17:00 on Monday, 31 October 2005 or by such later date as may be agreed upon between BVI 976 and Sage in writing, the scheme shall not become operative and shall be of no force and effect.

An announcement will be released on SENS and published in the press as soon as practicable after the conditions precedent have been fulfilled.

6. THE SCHEME CONSIDERATION

The scheme consideration is the maximum approximate aggregate amount of 175 cents per scheme share (excluding any interest, if any, which may be paid on the subsequent payment(s), if any). Of the scheme consideration, the initial payment will be paid to scheme participants on the operative date, as set out in paragraph 7.1 below. The balance of the scheme consideration, being an amount of approximately 33 cents per scheme share, will be paid into the escrow accounts as security for the tax matters and subsequent payment(s), if any, will be made to scheme participants in accordance with the provisions of the escrow agreement and paragraph 7.2 below.

7. SETTLEMENT OF THE SCHEME CONSIDERATION

7.1 Initial payment

7.1.1 If the scheme becomes operative, scheme participants will be entitled to the initial payment.

7.1.2 Sage will procure that dematerialised scheme participants will have their accounts with their CSDPs or brokers credited on the operative date with the initial payment, in accordance with the custody agreements entered into between scheme participants and their CSDPs or brokers.

7.1.3 Provided that certificated scheme participants have surrendered their documents of title as set out in paragraph 8 below on or before the consideration record date, payment of the initial payment will take place within five business days following the operative date, failing which payment will take place within five business days of receipt of the certificated scheme participant's documents of title.

7.1.4 Sage will administer and effect payment of the initial payment to the certificated scheme participants. The initial payment will be made by cheque. Alternatively, it is possible for those certificated scheme participants who wish to do so, and who surrender their documents of title prior to the consideration record date, to submit their bank account details to enable the electronic transfer of the initial payment into such bank accounts. The attached form of surrender and transfer (yellow) provides a space for the insertion of such bank account details.

7.1.5 If certificated scheme participants do not surrender their documents of title before 12:00 on the consideration record date, cheques in respect of the initial payment will be posted to such certificated scheme participants within five business days of receipt of their documents of title, together with the completed form of surrender and transfer (yellow).

7.1.6 If the scheme consideration is not sent to the certificated scheme participants entitled thereto because the relevant document(s) of title have not been properly surrendered or if the scheme consideration is returned undelivered to the transfer secretaries, the scheme consideration will be held in trust by Sage. No interest will accrue or be paid on any amount to a scheme participant arising from amounts held in trust. This paragraph does not apply to dematerialised shares held by scheme participants.

7.1.7 Subject to paragraph 7.1.8 below, where, on or subsequent to the operative date, a person who was not a registered holder of scheme shares on the consideration record date tenders to the transfer secretaries documents of title together with a form of surrender and transfer (yellow) purporting to have been executed by or on behalf of the registered holder of such shares and, provided that the initial payment shall not already have been posted or delivered to the registered holder, if applicable, or deposited directly into the registered holder's bank account, such transfer shall be accepted by BVI 976 and Sage as if it were a valid transfer to such person of the scheme shares concerned.

7.1.8 The initial payment will be posted to the person referred to in paragraph 7.1.7 above in accordance with the provisions of paragraphs 7.1.5 and 7.1.6 above and paragraph 7.3 below, within five business days of such tender, subject to satisfactory proof being provided to BVI 976 and Sage as to the legal ownership of such shares and provided that BVI 976 and Sage are, if so required by either or both of them, given an indemnity on terms acceptable to them in respect of such scheme consideration.

7.2 Subsequent payment(s)

7.2.1 The escrow amount shall be paid to BVI 976 and/or to Sage in accordance with the provisions of the escrow agreement.

7.2.2 Sage will, subject to paragraph 7.2.3 below, pay any portion of the escrow amount that it receives from the escrow agent, in terms of the escrow agreement, to the scheme participants.

7.2.3 All payments made by Sage to the scheme participants in terms of paragraph 7.2.2 above shall be subject *mutatis mutandis* to the provisions of paragraphs 7.1.2 to 7.1.4 above.

7.3 All cheques will be posted, at the risk of such certificated scheme participants, by ordinary post to the addresses of certificated scheme participants recorded in the register, unless written instructions to the contrary are furnished in the attached form of surrender and transfer (yellow).

7.4 The scheme consideration will be discharged in full in accordance with the terms of the scheme and, save as provided for in the escrow agreement, without regard to any lien, right of set-off, counterclaim or other analogous right to which BVI 976 and/or Sage may be entitled.

7.5 Notwithstanding any of the preceding provisions of paragraph 7 above, payment of the scheme consideration shall in all instances be made subject to the Exchange Control Regulations.

8. SURRENDER OF DOCUMENTS OF TITLE

The surrender of documents of title only applies to certificated scheme participants.

8.1 Certificated scheme participants must surrender their documents of title in order to receive the scheme consideration.

8.2 Certificated scheme participants who wish to anticipate the scheme becoming operative and expedite receipt of the initial payment should complete the attached form of surrender and transfer (yellow) and return same to the transfer secretaries, together with their documents of title so as to be received by them by no later than 12:00 on the consideration record date.

8.3 Alternatively, certificated scheme participants can wait until the scheme becomes operative, which is expected to be on Monday, 29 August 2005, and surrender their documents of title under cover of the completed form of surrender and transfer (yellow) at that time or instruct their broker accordingly.

8.4 No receipts will be issued for documents of title surrendered unless specifically requested. In order to comply with the requirements of the JSE, lodging agents are requested to prepare special transaction receipts if required.

8.5 Documents of title that are surrendered by holders of certificated shares prior to the operative date in anticipation of the scheme becoming operative will be held in trust by the transfer secretaries pending the scheme becoming operative. Should the scheme not become operative for any reason whatsoever, then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not become operative, return the documents of title to the holders of the certificated shares concerned, by registered post, at the risk of such holders of certificated shares.

8.6 The attention of shareholders is drawn to the fact that, if the documents of title in respect of certificated shares are surrendered in advance, it will not be possible to dematerialise those shares thereafter. In addition, no dematerialisation or rematerialisation of shares will take place after Friday, 19 August 2005.

8.7 If documents of title have been lost or destroyed and the holder produces evidence to this effect to Sage's satisfaction, Sage may dispense with the surrender of documents of title requirement against provision of an acceptable indemnity by the relevant certificated scheme participant, the costs of which indemnity will be borne by the certificated scheme participant concerned.

8.8 Sage's shares may only be traded on the JSE in dematerialised form. Scheme participants who elected to retain their physical share certificates need not submit their share certificates for dematerialisation in order to participate in the scheme.

9. EXCHANGE CONTROL REGULATIONS

The Exchange Control Regulations that apply to scheme participants are summarised in Annexure 5. If in doubt about the effect of the Exchange Control Regulations, scheme participants should consult their professional advisers without delay.

10. SUSPENSION AND TERMINATION OF LISTING OF SAGE SHARES ON THE JSE

Subject to the fulfilment of the conditions precedent set out in paragraph 5 above and the scheme becoming operative, the JSE has granted approval for the suspension of the listing of Sage's shares with effect from the commencement of trading on Monday, 22 August 2005 and for the termination of the listing of Sage's shares at the commencement of trading on Tuesday, 30 August 2005.

11. UNDERTAKINGS BY SAGE AND BVI 976

Sage and BVI 976 each agree that upon the scheme becoming operative, they will give effect to the terms and conditions of the scheme and they will sign or procure the signing of all documents and carry out and procure the carrying out of all acts that are necessary to give effect to the scheme.

12. INSTRUCTIONS AND AUTHORITIES

12.1 Sage shall be entitled to accept and act on all documents relating to the status and capacity of any scheme participant and shall be empowered to act on behalf of any scheme participant as if such documents had been registered with Sage.

12.2 Each mandate and instruction in regard to scheme shares recorded with Sage at the consideration record date will be deemed, unless and until revoked, to be a mandate and instruction to Sage and BVI 976 in respect of any rights accruing in respect of the scheme consideration.

13. GENERAL

13.1 Subject to obtaining the prior written approval of the SRP and BVI 976, the directors of Sage may consent –

13.1.1 before or at the scheme meeting, to any amendment, variation or modification of the scheme; or

13.1.2 after the scheme meeting, to any amendment, variation or modification of the scheme which the Court may think fit to approve or impose,

provided that no amendment, variation or modification made after the scheme meeting shall have the effect of diminishing the rights which will accrue to a scheme participant in terms of the scheme.

13.2 A certificate signed by a director of each of Sage and BVI 976 stating that all the conditions precedent have been fulfilled and/or waived and that the scheme has become operative shall be binding on Sage, BVI 976 and the scheme participants.

13.3 The costs of the scheme, including fees payable to professional advisers and printing and publishing costs will be borne by Sage and BVI 976 in their respective capacities as applicable to their responsibilities under the scheme.

13.4 Sage will be entitled, and will have the authority, on behalf of itself and each scheme participant, to authorise any person nominated by Sage to sign all documents required to carry the scheme into effect, including but not limited to proxies, changes of address and cessions of rights to dividends and other entitlements from Sage.

13.5 Once the Order of Court sanctioning the scheme has been registered by the Registrar in terms of the Companies Act, the scheme will constitute the contract entitling each scheme participant to the scheme consideration and the scheme will be binding on all scheme participants, even those who may have voted against it.

13.6 All times and dates referred to in the scheme are subject to change by mutual agreement between Sage and BVI 976. Any such change will be released on SENS and published in the press.

For and on behalf of

SAGE GROUP LIMITED

Leon Kaplan
Director

who warrants that he is duly authorised hereto in terms of a resolution passed by the board of directors of Sage Group Limited

Johannesburg
8 July 2005

For and on behalf of

BUSINESS VENTURE INVESTMENTS NO. 976 (PROPRIETARY) LIMITED

Danie Botes
Director

who warrants that he is duly authorised hereto in terms of a resolution passed by the board of directors of Business Venture Investments No. 976 (Proprietary) Limited

Centurion
8 July 2005

ORDER OF COURT

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) **Case number: 05/13790**

Before the Honourable Justice Makhanya

on Tuesday, 5 July 2005

In the *ex parte* application of:

SAGE GROUP LIMITED **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)

Upon the motion of counsel for the Applicant and having read the notice of motion and the other documents filed on record –

IT IS ORDERED THAT:

1. A meeting ("**scheme meeting**") in terms of section 311(1) of the Companies Act, 1973 (Act 61 of 1973), as amended ("**Companies Act**") proposed by Business Venture Investments No. 976 (Proprietary) Limited ("**BVI 976**"), a wholly-owned subsidiary of Momentum Group Limited, of the members of the Applicant, other than the trustees for the time being of the Sage Group Limited Executive Share Trust and the trustees for the time being of the Sage Share Purchase Incentive Trust ("**the excluded parties**"), registered as such at 17:00 on Thursday, 28 July 2005 ("**scheme participants**") be convened by the chairperson referred to in paragraph 2 of this Order of Court ("**Order**"), to be held in the Applicant's premises at 12th floor, Sage Centre, 10 Fraser Street, Johannesburg, 2001 at 12:00 on Tuesday, 2 August 2005, for the purpose of considering and, if deemed fit, agreeing to, with or without modification, the scheme of arrangement attached to the application in respect of which this Order is given ("**the scheme**"); provided that the scheme meeting shall not be entitled to agree to any modification of the scheme which has the effect of diminishing the rights to accrue in terms thereof to scheme participants.

2. Mr Phillip Vallet or, failing him, Mr Solomon Slom of Fluxmans Inc. or, failing both of them, any other independent person nominated for that purpose by this Court, be and is hereby appointed as chairperson of the scheme meeting ("**the chairperson**").

3. The chairperson is authorised to –

 3.1 convene the scheme meeting;

 3.2 appoint scrutineers for the purpose of the scheme meeting and any adjourned meeting;

 3.3 determine –

  3.3.1 the validity and acceptability of any form of proxy submitted for use at the scheme meeting and any adjourned meeting;

  3.3.2 the procedure to be followed at the scheme meeting and any adjournment thereof;

 3.4 adjourn the scheme meeting from time to time if the chairman considers it necessary to do so;

 3.5 accept the proxies handed to the chairman by not later than 10 (ten) minutes before the scheme meeting is due to commence.

4. The Applicant shall cause a notice convening the scheme meeting (substantially in the form contained in the papers before the Court), to be published once in each of the Government Gazette, Business Day and Sake in South Africa, at least 14 (fourteen) calendar days before the date of the scheme meeting. The said notice shall state –

 4.1 the basic characteristics of the scheme;

 4.2 the time, date and venue of the scheme meeting;

4.3 that the scheme meeting has been convened in terms of this Order to consider and, if deemed fit, to approve, with or without modification, the scheme;

4.4 that a copy of this Order, the scheme and the explanatory statement in terms of section 312(1) of the Companies Act may be inspected during normal business hours at any time prior to the scheme meeting at the registered office of the Applicant, being 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg, 2001; and

4.5 that a copy of this Order, the scheme and the explanatory statement in terms of section 312(1) of the Companies Act may be obtained free of charge on request during normal business hours by any scheme member at the place mentioned in paragraph 4.4 above.

5. Copies of –

5.1 the scheme and the explanatory statement in terms of section 312(1) of the Companies Act substantially in the form of the scheme and explanatory statement attached to the papers before the Court;

5.2 the notice convening the scheme meeting substantially in the form of the notice attached to the papers before the Court stating the time, date and place of the scheme meeting;

5.3 the form of proxy (pink) to be used at the scheme meeting substantially in the form of the form of proxy attached to the papers before the Court; and

5.4 this Order,

be sent by the Applicant by pre-paid registered post at least 2 (two) weeks before the date of the scheme meeting to each of the members of the Applicant at the addresses reflected in the Applicant's register of members, including the sub-register, at the close of business on 24 June 2005.

6. The date of posting of the documents referred to in paragraph 5 shall be evidenced by an affidavit deposed to by a representative of the Applicant duly supported by post office receipts.

7. A copy of the documents referred to in 5 above, shall lie for inspection at the registered office of the Applicant at 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg, 2001, during normal business hours for at least 14 (fourteen) calendar days prior to the date of the scheme meeting.

8. The chairperson shall report by way of affidavit the results of the scheme meeting to this Court on Tuesday, 16 August 2005 at 10:00 or so soon thereafter as Counsel may be heard.

9. The report required by this Court from the chairperson shall give details of –

9.1 the number of the scheme participants present in person (including those represented) at the scheme meeting and the number of shares held by them;

9.2 the number of the scheme participants represented by proxies at the scheme meeting and the number of shares held by them, together with information as to the number represented by the chairperson in terms of proxies annexed to the scheme document;

9.3 any proxies which have been disallowed and the reasons therefor;

9.4 all resolutions passed at the scheme meeting, with particulars of the number of votes cast in favour of and against each such resolution and of any abstentions, indicating how many votes were cast by the chairperson in terms of proxies which were annexed to the scheme document;

9.5 all rulings made and directions given by the chairperson at the scheme meeting or any adjournment thereof;

9.6 the relevant portions of documents and reports submitted or tabled at the scheme meeting which bear on the merits or demerits of the scheme, including copies thereof; and

9.7 the main points of any other proposals which were submitted to the scheme meeting.

10. The Applicant shall arrange to make available at the place mentioned in paragraph 7 (and the notice of the scheme meeting which is published and sent to the scheme members shall include a statement that it will be so available) a copy of the chairperson's report to this Court, free of charge, to any scheme member on request, for at least 7 (seven) calendar days before the date, or any extension of such date, fixed by this Court for the chairman to report back to it.

11. Any scheme member who holds certificated shares in the Applicant or dematerialised shares in the Applicant through a CSDP or broker and has "own-name" registration who wishes to vote by proxy at the scheme meeting, shall by not later than 12:00 on Friday, 29 July 2005, tender his form of proxy at the address stipulated therein, or hand the form of proxy to the chairperson at least ten minutes before the scheduled time for the start of the scheme meeting.

12. Any scheme member who holds dematerialised shares in the Applicant through a CSDP or broker and does not have "own-name" registration, who wishes to attend and vote at the scheme meeting should timeously inform his CSDP or broker of his intention to attend and vote at the scheme meeting or be represented by a proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so or should he/she not wish to attend the scheme meeting in person, timeously provide his CSDP or broker with his/her voting instructions in order for the CSDP or broker to vote at the scheme meeting in accordance with such instructions.

By Order of the Court

REGISTRAR

Attorneys to the Applicant

WERKSMANS INCORPORATED
155 – 5th Street
Sandown
Sandton

OR

Suite 1714 – 17th Floor Marble Towers
208 – 212 Jeppe Street
Johannesburg
Private Bag 10015
Sandton, 2146
Tel: (011) 535 8000
Fax: (011) 535 8600

Ref: Mr G Johannes/SAGE4739.6

NOTICE OF SCHEME MEETING

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) **Case number: 05/13790**

Before the Honourable Justice Makhanya

In the *ex parte* application of:

SAGE GROUP LIMITED **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)

NOTICE IS HEREBY GIVEN that in terms of an Order of Court dated 5 July 2005, the High Court of South Africa (Witwatersrand Local Division) has ordered, in accordance with the provisions of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("**Companies Act**"), that a meeting ("**scheme meeting**") of the members of the Applicant, other than the trustees for the time being of the Sage Group Limited Executive Share Trust and the trustees for the time being of the Sage Share Purchase Incentive Trust ("**the excluded parties**"), registered as such at 17:00 on Thursday, 28 July 2005, be held under the chairmanship of Mr Phillip Vallet, or failing him, Mr Solomon Slom of Fluxmans Inc. or, failing both of them, any other independent person appointed by the Court, in the Applicant's premises at 12th Floor, Sage Centre, 10 Fraser Street, Johannesburg, at 12:00 on Tuesday, 2 August 2005 (or any adjourned date as determined by the chairman ("**adjourned meeting**")) for the purposes of considering and, if deemed fit, agreeing to, with or without modification, a scheme of arrangement ("**the scheme**") proposed by Business Venture Investments No. 976 (Proprietary) Limited ("**BVI 976**"), a wholly-owned subsidiary of Momentum Group Limited between the Applicant and its shareholders, other than the excluded parties ("**the scheme participants**"), provided that the scheme meeting shall not be entitled to agree to any modification of the scheme which has the effect of diminishing the rights that are to accrue in terms thereof to scheme participants.

The implementation of the scheme is subject to the fulfilment of the conditions precedent stated therein including, but not limited to, the sanction by the above Honourable Court and a certified copy of the order of the above Honourable Court sanctioning the scheme being lodged with and registered by the Registrar of Companies.

The basic characteristic of the scheme is that, upon implementation, BVI 976 will become the owner of the entire issued share capital of the Applicant, other than the 4 799 815 shares held by the excluded parties. In terms of the scheme, the scheme participants will receive, for every 1 (one) ordinary share in the Applicant held by such scheme participant ("Sage share"), an initial payment of 142 cents per Sage share and a subsequent potential maximum payment of approximately 33 cents per Sage share, together with interest on such subsequent payment ("scheme consideration").

Each scheme member who holds certificated ordinary shares in the Applicant ("**certificated scheme member**") or who holds dematerialised ordinary shares in the Applicant through a Central Securities Depository Participant ("**CSDP**") and has "own-name" registration ("**dematerialised own-name scheme member**"), may attend, speak and vote, or abstain from voting in person at the scheme meeting or any adjourned meeting, or may appoint one or more proxies (who need not be shareholders of the Applicant) to attend, speak and vote, or abstain from voting at the scheme meeting or any adjourned meeting in the place of such certificated scheme member or dematerialised own-name scheme member. A form of proxy (pink) for this purpose, for completion by certificated scheme members and dematerialised own-name scheme members only, is included in the document which has been posted to all holders of ordinary shares in the Applicant at their addresses as recorded in the register of members of the Applicant at the close of business on 24 June 2005. If more than one person is appointed on a single form of proxy (pink), then only one of those proxies (in order of appointment) will be entitled to exercise that proxy. In the case of joint certificated scheme members and joint dematerialised own-name scheme members, the vote of the senior certificated scheme member or senior dematerialised own-name scheme member (seniority will be determined by the order in which the names of the joint certificated scheme members or joint dematerialised own-name scheme members stand in the Applicant's register of members) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote of the other joint certificated scheme member(s) or joint dematerialised own-name scheme member(s).

Properly completed forms of proxy (pink) must be lodged with or posted to the transfer secretaries of the Applicant, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107) to be received by no later than 12:00 on Friday, 29 July 2005, or on the business day immediately preceding any adjourned meeting, or handed to the chairman of the scheme meeting not later than 10 (ten) minutes before the scheduled time for the commencement of the scheme meeting or adjourned scheme meeting. Notwithstanding the aforegoing, the chairman of the scheme meeting may approve in the chairman's discretion the use of any other form of proxy.

Each scheme member who holds a beneficial interest in dematerialised ordinary shares in the Applicant and who does not have own-name registration ("**dematerialised scheme member**") may attend, speak and vote, or abstain from voting in person at the scheme meeting or adjourned scheme meeting only if such dematerialised scheme member informs his/her CSDP or broker timeously of his/her intention to attend and vote, or abstain from voting at the scheme meeting or adjourned scheme meeting or be represented by proxy thereat in order for his/her CSDP or broker to issue him/her with the necessary authorisation in writing to do so or such dematerialised scheme member provides his/her CSDP or broker timeously with his/her voting instruction should such dematerialised scheme member not wish to attend the scheme meeting or adjourned scheme meeting in person in order for his/her CSDP or broker to vote in accordance with his/her instruction at the scheme meeting or adjourned scheme meeting. The CSDP or broker will then provide the transfer secretaries of the Applicant with forms of proxy in terms of each individual dematerialised scheme member's instruction.

In terms of the aforementioned Order of Court, the chairman of the scheme meeting or adjourned scheme meeting must report the results thereof to the above Honourable Court on Tuesday, 16 August 2005 at 10:00 or so soon thereafter as counsel may be heard. A copy of the chairman's report to the Court will be available on request to any scheme member, free of charge, at the registered office of the Applicant and at the office of the chairman, during normal business hours at least 7 (seven) calendar days prior to the date fixed by the Court for the chairman to report back to it.

Copies of this notice, the form of proxy (pink) to be used at the scheme meeting or any adjourned scheme meeting, the scheme, the explanatory statement in terms of section 312(1) of the Companies Act, explaining the scheme and the Order of Court summoning the scheme meeting, are included in the document which will be sent to holders of ordinary shares in the Applicant and of which this notice forms part. Such documents may be inspected and copies thereof obtained on request, free of charge, during normal business hours, at any time prior to the scheme meeting, at the registered office of the Applicant, being 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg 2001.

Chairperson of the scheme meeting

8 July 2005

Attorneys to the applicant

WERKSMANS INC
Applicant's Attorneys
155 – 5TH Street
Sandown
Sandton

OR

Suite 1714 – 17th Floor Marble Towers
208 – 212 Jeppe Street
Johannesburg
Private Bag 10015
Sandton, 2146
Tel (011) 535-8000
Fax (011) 535-8600

Ref: Mr G Johannes/SAGE4739.6



Sage Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623
("Sage" or "the company")

FORM OF PROXY – SCHEME MEETING

Only for use by Sage shareholders who do not hold dematerialised shares or who hold dematerialised shares with own-name registration.

For use by shareholders of the company registered as such at 17:00 on Thursday, 28 July 2005 ("**the scheme members**") at a meeting, convened in terms of an Order of the High Court of South Africa (Witwatersrand Local Division), to be held at 12th Floor, Sage Centre, 10 Fraser Street, Johannesburg, 2001 at 12:00 on Tuesday, 2 August 2005 ("**the scheme meeting**").

I/We (full names) ____________________

of address ____________________

being the holders of [ ] certificated Sage shares or dematerialised own-name registration Sage shares, do hereby appoint (see note 1):

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the chairman of the scheme meeting,

as my/our proxy to attend and speak on my/our behalf at the scheme meeting and at any adjournment thereof and, if deemed fit, approve (see note 3):

with modification†	(delete whichever is not applicable)
without modification	

the scheme of arrangement in terms of section 311 of the Companies Act, 61 of 1973, as amended ("**the scheme**"), proposed by BVI 976, a wholly-owned subsidiary of Momentum, between the company and its shareholders, other than the excluded parties; and to vote for or against the scheme or abstain from voting in respect of the shares registered in my/our name/s in accordance with the following instructions (see note 2):

For the scheme	Number of votes*
Against the scheme	Number of votes*
Abstain from voting	Number of votes*

* One vote per share held by scheme member.

Signed at ____________________ on ____________________ 2005

Signature ____________________

Capacity of signatory (where applicable) ____________________

Note: Authority of signatory to be attached – see note 11.

Assisted by me (where applicable) ____________________

Full name ____________________ Capacity ____________________

Signature ____________________

† If a scheme member agrees that the scheme may be modified, the scheme member may, if he so desires, indicate the manner and extent of any such modification to which the proxy may agree on a separate sheet of paper which must be lodged at or posted to the address stipulated in note 4, together with this form of proxy. In addition, please refer to the conditions stipulated in note 4.

Please read the notes on the reverse side hereof.

Notes:

1. Each scheme member is entitled to appoint one or more proxies (none of whom need be a member of the company) to attend, speak and vote in place of that scheme member at the scheme meeting.
2. A scheme member may insert the name of a proxy or the names of two alternative proxies of the scheme member's choice in the space/s provided, with or without deleting "the chairman of the scheme meeting", but the scheme member must initial any such deletion. The person whose name stands first on this form of proxy and who is present at the scheme meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. A scheme member's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the scheme member in the appropriate box provided. Failure to comply with the above will be deemed to authorise and direct the chairman of the scheme meeting, if the chairman is the authorised proxy, to vote in favour of the scheme, or any other proxy to vote or abstain from voting at the scheme meeting as s/he deems fit, in respect of all the scheme member's votes exercisable at the scheme meeting.
4. If a scheme member agrees that the scheme may be modified, the scheme member may indicate the manner and the extent of such modification to which the proxy may agree on a separate sheet of paper which must be lodged with or posted to Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107) to be received by 12:00 on Friday, 29 July 2005 or may be handed to the chairman of the scheme meeting no later than 10 (ten) minutes before the scheme meeting is due to commence.
5. It should be noted that, notwithstanding that a scheme member indicates that the scheme may not be modified, the chairman (if the chairman is the authorised proxy) or any other proxy shall nevertheless be entitled to agree to a modification of the scheme in terms of which the scheme consideration is increased.
6. If a scheme member fails to indicate whether the scheme may be approved, with or without modification, or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure shall be deemed to authorise the chairman of the scheme meeting or any other proxy, if the chairman deems fit, to agree to the scheme, with or without modification as he deems fit, in respect of all the scheme member's votes exercisable at the scheme meeting.
7. Forms of proxy must be lodged with or posted to Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107) to be received by no later than 12:00 on Friday, 29 July 2005. Alternatively, forms of proxy may be handed to the chairman of the scheme meeting by no later than 10 (ten) minutes before the scheme meeting is due to commence.
8. The completion and lodging of this form of proxy will not preclude the relevant scheme member from attending the scheme meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof, should such scheme member wish to do so.
9. The chairman of the scheme meeting may accept any form of proxy which is completed and/or received, other than in accordance with these notes, provided that the chairman is satisfied as to the manner in which the scheme member concerned wishes to vote.
10. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
11. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the company or its transfer secretaries or waived by the chairman of the scheme meeting.
12. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Sage or the transfer secretaries.
13. Where Sage shares are held jointly, all joint holders are required to sign.
14. His/Her parent or guardian must assist a minor, unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Sage.
15. **Dematerialised shareholders who do not own Sage shares with own-name registration and who wish to attend the scheme meeting or to vote by way of proxy, must contact their Central Securities Depository Participant ("CSDP") or broker who will furnish them with the necessary authority to attend the scheme meeting or to be represented thereat by proxy. This must be done in terms of the agreement between the shareholder and his CSDP or broker.**



Sage Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623
("Sage")

FORM OF SURRENDER AND TRANSFER – CERTIFICATED SCHEME PARTICIPANTS

for use by Sage shareholders who hold their Sage shares in certificated form only in relation to a scheme of arrangement in terms of section 311 of the Companies Act, proposed by BVI 976, a wholly-owned subsidiary of Momentum, between Sage and its shareholders, other than the excluded parties

This form of surrender and transfer ("Form") should be read in conjunction with the document sent to shareholders dated 8 July 2005.

Instructions:

1. A separate Form is required for each shareholder. Shareholders must complete this Form in BLOCK CAPITALS.
2. This Form must be completed and returned to the transfer secretaries by 12:00 on Friday, 26 August 2005.
3. **Part A** must be completed by all shareholders who return this Form and relates to the surrender of documents of title.
4. **Part B** must be completed by shareholders who are emigrants from or non-residents of the Republics of South Africa and Namibia and the Kingdoms of Lesotho and Swaziland ("**the common monetary area**") (see Note 2).

Please also read notes overleaf.

To: The transfer secretaries

By hand
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor, 70 Marshall Street
Johannesburg
2001

By post
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61763
Marshalltown
2107

Dear Sirs

PART A – Surrender of documents of title

All shareholders who return this form must please complete Part A.

Shareholders who wish to anticipate the scheme becoming operative and expedite payment of the scheme consideration should complete Part A and return this Form to the transfer secretaries together with their documents of title by no later than 12:00 on Friday, 26 August 2005.

In the event that the scheme does not become operative the shareholder's documents of title will be returned within five business days of the date upon which it becomes known that the scheme will not become effective.

I/We hereby surrender the enclosed share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed overleaf, in respect of my/our holding of shares in Sage.

Surname or Name of corporate body ______________________________

First names (in full) ______________________________

Title ______________________________

Address to which the scheme consideration should be sent (if different from registered address)

______________________________ Postal code __________

Country ______________________________

Telephone number (   ) ______________________________

Share certificates and/or other documents of title surrendered

Name of registered holder (separate form for each holder)	Certificate number(s) (in numerical order)	Number of shares covered by each certificate
	Total	

<table>
<tr><td>Signature of Sage shareholder</td><td rowspan="6">Stamp and address of agent lodging this Form (if any)</td></tr>
<tr><td>Assisted by me (if applicable)</td></tr>
<tr><td>(State full name and capacity)</td></tr>
<tr><td>Date 2005</td></tr>
<tr><td>Telephone number (Home) ( )</td></tr>
<tr><td>Telephone number (Work) ( )</td></tr>
</table>

Signatories may be called upon for evidence of their authority or capacity to sign this Form.

PART B

1. **To be completed only by certificated shareholders who are emigrants from South Africa.**

   The scheme consideration will be forwarded to the authorised dealer nominated below for its control and credited to the emigrant's blocked account. Accordingly, a non-resident who is an emigrant from South Africa must provide the following information:

   Name and address of authorised dealer in South Africa or substitute instruction

   Account number

2. **To be completed only by all other non-resident certificated shareholders who wish to provide a substitute address.**

   The scheme consideration will be posted to the registered address of the non-resident concerned, unless written instructions to the contrary are received and an address provided below.

   Substitute address

3. If no nomination is made in terms of 1 above, the scheme consideration will be held in trust by Sage.

Notes:

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the scheme consideration to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the scheme consideration (in the case of emigrants or non-residents) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. The scheme consideration will not be sent to shareholders unless and until documents of title in respect of the relevant Sage shares have been surrendered to the transfer secretaries.
5. If a shareholder produces evidence to the satisfaction of Sage that documents of title in respect of Sage shares have been lost or destroyed, Sage may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
6. If this Form is not signed by the shareholder, the shareholder will be deemed to have irrevocably appointed the Company Secretary of Sage to implement that shareholder's obligations under the scheme on his behalf.
7. Persons who have acquired shares in Sage after Friday, 8 July 2005, the date of posting of the document to which this Form is attached, can obtain copies of such Form and the document from Computershare Investor Services 2004 (Proprietary) Limited whose address is 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107).
8. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this Form.
9. Any alteration to this Form must be signed in full and not initialled.
10. If this Form is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this Form for noting (unless it has already been noted by Sage or the transfer secretaries).
11. Where the shareholder is a company or a close corporation, unless it has already been registered with Sage or the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this Form must be submitted if so requested by Sage.
12. Note 11 above does not apply in the event of this Form bearing the stamp of a broking member of the JSE.
13. Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this Form.

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